
05007441

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Australian Resources

*CURRENT ADDRESS


PROCESSED
APR 2 6 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3494 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/26/05

ARTS
12-31-04



FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293



ANNUAL REPORT 04





Corporate Directory 1

Chairman's Review 2

Operations Review 4

Permit Listing 19

Corporate Governance 21

Directors' Report 27

Statement of Financial Position 30

Statement of Financial Performance 31

Statement of Cash Flows 32

Notes to the Financial Statements 33

Directors' Declaration 61

Independent Audit Report 62

Supplementary Information 64



Directors

Michael John Evans (Chairman)
B. Bus (Curtin) A.I.T. (WA)
A.C.A. A.C.I.S.
181 Hamersley Road,
Subiaco, Western Australia, 6008

Warwick Robert Grigor
B. Ec., LLB. MAusIMM
107A Grand Parade
Sutherland, New South Wales, 2232

Charles Lee Cavness
Attorney at Law
2273 South Fillmore
Denver, Colorado, 80210
United States of America

Secretary

Albert Edward Brindal
M.B.A. B.Com. FCPA
Suite 8A, 41 Walters Drive
Osborne Park, Western Australia, 6017

Registered Office

First Floor, 87 Colin Street
West Perth, Western Australia, 6005
Telephone: (61-8) 9322 3939
Facsimile: (61-8) 9322 5116
Internet web site: www.far.com.au
Email: info@far.com.au

United States Office

Suite 2125 South, 600 17th Street
Denver, Colorado, 80202
Telephone: (303) 436 1800
Facsimile: (303) 436 1101

Share Registry

Advanced Share Registry Services
110 Stirling Highway
Nedlands, Western Australia, 6009
Telephone (61-8) 9389 8033
Facsimile (61-8) 9389 7871

Bankers

Westpac Bank
109 St George's Terrace
Perth, Western Australia, 6000

American National Bank
3033 East First Avenue
Denver, Colorado, 80206
United States of America


SEC MAIL PROCESSING
RECEIVED
APR 1 8 2005
WASH. D.C. 213 SECTION

Solicitors to the Company

John Ralph
Warren Syminton Ralph
3 Norfolk Street
Fremantle, Western Australia, 6160

Mark Edwards
4 Kangaroo Parade
Yallingup, Western Australia, 6282

Auditors

Deloitte Touche Tohmatsu
Level 14, Woodside Plaza
240 St. George's Terrace
Perth, Western Australia, 6000

Financial Advisors

Far East Capital Limited
Level 2, 27 Macquarie Place
Sydney, New South Wales, 2000

Stock Exchange Listings

The Australian Stock Exchange Limited
ASX Code: FAR
BSE Frankfurt

ADR Depositary

Bank of New York
101 Barclay Street
New York, New York, 10286
United States of America

2004 represented a watershed year for FAR.

Firstly, all our 2004 endeavours resulted in production or have created a pathway to future production, the single exception being the Muggles wildcat well drilled in the offshore Carnarvon Basin, Australia. Even on this block (WA-254-P), possible development of the Sage discovery beckons with mini FPSO concepts now being studied by the operator against a background of higher oil prices.

Secondly, 2004 marked our 20th year in the oil and gas business. Whilst the big home run has eluded us during this time, we remain tightly capitalised and leveraged for future exploration success thanks to the more than $40 million dollars in revenues we have generated over that period. Our total number of shares on issue remains around the 200 million mark in significant contrast to our peer group.

Thirdly, the man on the street and the investment community at large have finally come to the recognition that hydrocarbons are a finite resource. We are now in a bull energy cycle underpinned by growing economies like China and India. Our industry has seen the emergence of the small oil and gas explorer and we are enjoying the same stage as our fellow hard rock explorers.

Finally, following the success of Hardman Resources in Mauritania, there is widespread acceptance of foreign exploration by Australia's junior explorers. Our early insights into the USA exploration scene have been confirmed by the new rush of other Australian explorers to the USA. The case for USA exploration is compelling given gas pricing consistently at three or more times that available to local Australian producers.

To the best of my knowledge, FAR still retains its status as the only Australian based explorer to target the prolific intracoastal waterways of South Louisiana. In 2004 we made new discoveries from Barge Rigs at Lake Long (on stream January 2005) and at Bay Courant which is expected to be placed on stream in April 2005.

Our long established USA network has ensured quality deal flow with wells targeted in 2005 on the Welder Ranch, South Grosse Tete, Rainosek, Eagle and Lake Long prospects. Drilling at Welder Ranch in Texas has produced promising results.

Our approach in the USA has seen FAR secure interests over several promising deep gas targets that may be beyond our present capacity to explore. Ultimately these may be drilled by bigger industry participants and lead to future benefits to FAR.





Whilst we see our niche in the prolific Gulf of Mexico, we are also making progress on the international front in China where a full feasibility study and oilfield development plan are now in progress and should see our first production early 2007, the first by an Australian joint venture.

In Australia we look forward to the drilling of the Little Joe Prospect that overlaps into WA-254-P, offshore Carnarvon Basin and the Stokes Bay #1 well in the onshore Canning Basin to follow up on the original Point Torment gas discovery.

Oil and gas exploration is a numbers game with the risk of failure typically high. The risk itself can be significantly reduced by modern 3D seismic. Most wells in our 2005 program are covered by modern 3D seismic and one hundred percent of the program lies close to existing infrastructure. This latter fact not only implies we are close to the source of hydrocarbons but also allows for a rapid development of any discovery.

Details of our forward program are contained in the Operations Review section of the Annual Report and in presentation material that has been lodged with the ASX and is available on our website.

Our production volumes were down during the 2004 year with oil and gas revenues of $2,465,719 versus $2,541,821 in 2003. This should reverse with Lake long and Bay Courant expected to add to the revenue stream as we move into 2005.

In preparation for the advent of International Accounting Standards and the introduction of a new accounting standard for explorers, we have, during 2004, written off certain exploration costs in both the USA and China.

The Company continues to be financially orientated and by choice does not operate. This model is widely and successfully practised in the North American sector and provides for flexibility, lower overheads and more drilling dollars in the ground.

FAR continues to function in an industry where rewards for successful exploration are often big, particularly among small ASX listed explorers. The industry is both capital intensive and risky. One constraint to our growth is the size of our capital base and we continue to look at avenues to grow while limiting the number of shares on issue.

In March 2005 FAR completed a small placement which was significantly oversubscribed and I would like to thank those holders who participated.

The Directors and administration staff continue to work diligently and their efforts have helped FAR move forward.

Once again, on behalf of the company I would very much like to thank shareholders who continue to offer their support and, with you, look forward to seeing success in our 2005 drilling program and beyond.

Michael Evans
Chairman

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN - 10.71% INTEREST (OPERATOR - APACHE)

WA-254-P comprises 4 graticular blocks and covers 324 square kilometres within the highly prospective offshore Carnarvon Basin on Australia's North West Shelf. The Woodside operated Legendre Oilfield lies in close proximity to the north of the permit.

The permit has been covered by a multi-client 3-D survey conducted by PGS Exploration in the Dampier Sub Basin, offshore Western Australia.

During 2004, the Muggles prospect targeting potential recoverable reserves of 33.5 million barrels of oil was drilled as an M. australis stratigraphic pinch out play. No hydrocarbons were encountered and the well was subsequently plugged and abandoned.

Late 2004, the Operator, Apache, undertook, in conjunction with PGS, the reprocessing of a new 3D seismic data set over the permit that may lead to further drilling opportunities. The reprocessing by PGS utilises more modern processing techniques.

Initial investigations by Apache indicate the improved data set including AVO/offset technology is likely to have a positive impact on prospectivity in the block.

The Joint Venture will meet during April 2005 to address this work which will include a review of the Little Joe Prospect and the Sage oil discovery. Given the finite life of the nearby Legendre Oilfield facility the momentum to drill new prospects is strong.

A number of prospects and leads remain to be evaluated more fully. These include the Sage, Little Joe, Collier, and Hellybelly prospects and the West Sage, Lead Z and Jayasariya leads, along the Rosemary Legendre Fault Trend.

The Collier Prospect, is located in the southern most block (part 4) and has multi level potential for an oil discovery. The crestal position of the lower Cretaceous trap is mapped within WA-254-P with the crest of the deeper Upper Callovian (Athol Formation) overlapping the adjoining WA-1-P.

Stag type oil shows within the Athol Formation in the Oryx-1 and Tusk-1 wells have elevated the prominence of the Collier Prospect.

The Jayasariya Lead has been mapped over an area of 11 square kilometres in WA-254-P (2) and WA-208-P with the crest in WA-254-P. The play type is a Jurassic basin floor fan with the expected reservoir being Eliassen.

The stratigraphic component of the Sage Prospect as a trap outside the Sage structural trap itself is also being studied by spectral decomposition of the 3D seismic data, a new processing technique. The Sage structural trap was tested by Sage 1 in 1999 and flowed 2,155 barrels of 48 degree API oil per day.

The Operator has also commenced studies involving the possible use of mini FPSO's which may lead to smaller discoveries like Sage being developed. The improved oil price outlook has also lowered the bar for minimum economic pool sizes.

WA-254-P was renewed on the 3 May 2001 for a further term of five years.

EP 104 - CANNING BASIN - 8% INTEREST (pre farmout)
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST (pre farmout)
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

EP 104 occupies an area of 740 sq km of the Northern Canning Basin approximately 20 kilometres north-west of the town of Derby. The current term of EP 104 expired on 10 November 2004 and has been renewed pending formal advice.

Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years.

The above tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

Point Torment is being considered as a possible gas source to generate power for the West Kimberley region due to its closer proximity than competing North West Shelf gas.

There are two significant prospects in EP 104. The Point Torment prospect is a stratigraphic trap located along the Pinnacle Fault system to the northwest of the West Kora-1 well. The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil.


EP 104
Darwin
PROPOSED HIDES/KUTUBU
TO GLADSTONE PIPELINE
WA-254-P
Townsville
N.T.
QLD.
Alice Springs
Gladstone
W.A.
Brisbane
S.A.
Kalgoorlie
N.S.W.
Perth
Sydney
Adelaide
0
1000
KILOMETRES
VIC.
Melbourne
LEGEND
Oil Field
Oil Pipeline
Gas Field
Gas Pipeline
First Australian Resources Interests
T/18P
TAS.
Hobart
AUSTRALIAN EXPLORATION PERMITS

The Valentine Prospect is a basin floor fan tubidite sandstone on the down-thrown side of the Pinnacle Fault. It is a seismically defined stratigraphic trap in the Late Devonian Virgin Hills Formation that pinches out updip against the Pinnacle Fault and dips to the south and southeast. Estimated recoverable reserves in the Valentine Prospect are 200 million barrels or 1.2 Tcf gas.

Drilling of the proposed Stokes Bay 1 well (a follow up to the Point Torment discovery) has been delayed while the Operator seeks additional drilling partners to fund the well. This follows the signing of an agreement to purchase natural gas by LNG International Pty Ltd from the Point Torment Gas field. The well has been rescheduled for July/August 2005.

T/18P BASS BASIN - 0.09375%
OVERRIDING ROYALTY (OPERATOR - ORIGIN)

The Company holds an overriding royalty on the T/18P exploration permit located offshore Tasmania in the Bass Basin. The Bass Basin is located to the east of the Gippsland Basin, historically the largest producing oil and gas area in Australia.

As a royalty holder, First Australian Resources Limited does not receive information on activities within the block and relies on public domain information.

During 2004 a new wildcat discovery was declared on the Trefoil Prospect. According to reports lodged with the ASX by AWE, a significant volume of gas has now been proven at Trefoil. The most likely "in-place" resource has been reported to lie in the range of 200 to 300 billion cubic feet of gas and 14 to 21 million barrels of liquids.


CARNARVON BASIN
INFRASTRUCTURE MAP
LEGEND
First Australian Petroleum Permits
Oil
Gas
Convential Platform
Mini Platform
Jack-up Rig
Monopod
Subsea completion
Proposed development
Floating Production Storage and Offloading Vessel
Oil and Gas
Well Location
LNG Carrier
Oil Carrier
LNG storage tanks
Oil storage tanks
Onshore production facility
Under construction
Pipeline, possible pipeline
LAMBERT
EGRET
EAGLEHAWK
ANGEL
TALISMAN
NORTH RANKIN A
COSSACK
WANAEA
LEGENDRE
GOODWYN
SAGE DISCOVERY
ECHO
YODEL
DOCKRELL
TIDEPOLE
Muggles-1
WEST DIXON
WILCOX
WA-254-P
REINDEER
WANDOO
WEST TRYAL
ROCKS
STAG
NORTH GORGON
CENTRAL GORGON
JOHN BROOKS
CAMPBELL
SINBAD
Commonwealth Territory
State Territory
GORGON
MAITLAND
BAMBRA
HARRIET
ROSE
GIPSY
SPAR
ROSETTE
Burrup
Peninsula
DAMPIER
KARRATHA
EAST SPAR
NAVLIK
SOUTH PEPPER
NORTH HERALD
CHINOOK
SCINDIAN
GRIFFIN
RAMILLIES
CHERVIL
Airlie Is.
SALADIN
Thevenard Is.
YAMMADERRY
COWLE
PYRENEES-
MACEDON
OUTTRIM
ROLLER
SKATE
ONSLOW
LEATHERBACK
TUBRIDGI
EXMOUTH
0
50
KILOMETRES
20° S
21° S
22° S
114° E
115° E
116° E
117° E
118° E
Commonwealth Territory
State Territory

WA-254-P PROSPECTS & LEADS

LEGEND

- First Australian Permit
- Gas Field
- Oil Field
- Prospects and Leads
- Pipeline

0 10
KILOMETRES

Legendre Development
Now on Production
(4 prod + 1 gas reinjection)

LEGENDRE
Legendre 1
Jaubert 1
Titan 1
Legendre South 1
Hellcat 1/ST1
Sampson 1
Spinner 1
Lauchie 1
Baleena 1
Argos 1
Lewis 1
Muggles 1
Cerberus 1
LITTLE JOE PROSPECT
LEAD Z
Orion 1
Janus 1
Nickol
JAYASURIYA LEAD
WEST SAGE LEAD
SAGE
Sage-1 Discovery
Rosemary Nth 1
Saffron
SAFFRON
Rosemary 1
Antelope 1
HELLYBELLY PROSPECT
Bellerophon 1
Hellybelly 1
Helicon 1&ST
Reindeer 1
REINDEER
Caribou 1
Coojong 1
Cherring 1
Nickol Bay 1
Eliassen 1
Monte Bello 1
COLLIER PROSPECT
Corvus 1
Greenshank 1
Whitewood 1
Enderby 1
Tingle 1
WANDOO
Hampton 1
PANAEUS MC3D SURVEY
LEWIS TROUGH
ROSEMARY FAULT
116°30'
20°00'

WA-208-P
WA-2-L
WA-28-P
WA-28-P
WA-258-P
WA-1-P
WA-254-P
WA-1-P
WA-1-P
WA-254-P
WA-1-P
WA-254-P
WA-254-P
WA-1-P
WA-209-P
WA-209-P
WA-202-P
WA-259-P

MAP AREA
Derby
WESTERN AUSTRALIA
Perth

ASX reports also state the nearby Yolla field has been designed to allow the easy tie-in of Trefoil. The White Ibis gas and condensate field (also within T18P) is a potential "add on" in an overall development. Several exploration prospects within T18P have also reportedly been upgraded.

The most likely development scenario is to tie Trefoil into production facilities at the Yolla platform, where capacity exists to transport an additional 10Bcf of gas per annum to the gas treatment facilities. Development costs have been estimated at $80 million, relating to an additional production well, sub-sea completion and a 37km undersea line to the Yolla platform. As a royalty holder FAR would be free carried in any development.

Gas production could begin in 2 ½ years, by mid 2007, which may prove to be a stretch target for the BassGas partners, given the differing equities prevailing across the two permits.

A standalone development for gas reserves in T/18P to produce up to 28Pj of gas pa is also possible; however this would require a long period of planning and financing.

The royalty interest was created by a Deed of Assignment and Grant of Royalty dated 19 March 1986 made between First Australian Resources NL et al and Amoco Australia Petroleum Company ("Amoco") and South Australian Oil & Gas Corporation Pty Limited ("SAOG") pursuant to which a participating interest in T18P was assigned in exchange for an over-riding royalty interest.

The Deed establishing the royalty interest was registered by the relevant authority under the Petroleum (Submerged Lands) Act on 23 March 1986. The overriding royalty is based on a share of gross production net of Government royalty and resource rent tax.

FAR has notified each of the current participants of the royalty interest and is awaiting confirmation of acknowledgement. FAR is in receipt of correspondence from SAGASCO (now Origin Energy Resources Limited, Operator of the T18P joint venture) accepting liability in respect of its obligation under the Deed.





Indian
Ocean
123°
124°
King
Sound
KIMBERLEY
CRATON
N
BASIN MARGIN
LENNARD
POINT TORMENT
GAS FIELD
17°
EP104
Production Licence
Application Area
Puratte-1
WEST KORA
OIL FIELD
SHELF
Oil and Gas well
Oil and Gas show
Oil show
Dry well
Derby
FITZROY
CANNING
BASIN
West Terrace
Lloyd
Boundary
TROUGH
17°30'
Highway
Blina
Major self margin fault
Leads and prospects
Devonian carbonate shelf edge
Gas field
Oil field
Great
Northern
Sundown
0
15
30km

OFFSHORE CHINA

BEIBU BLOCK 22/12 EXISTING DISCOVERIES, PROSPECTS AND LEADS

FIRST AUSTRALIAN RESOURCES N.L.



Oil and Gas Pipelines to Weizhou Island export facilities - 15km
Wei 6-12 West
Cluster of 3D defined, amplitude supported prospects
6-12
Wei 6-12 South
Wushi 1-4
Wushi 1-5 Lead
12-1 Fields CNOOC
12-2
12-3-4
12-8-3
12-8-2
12-7-1
12-8-1
Further investigation of commercial potential
BLOCK 22/12
Discoveries / Fields
Prospects / Leads
2002 Oil Discovery
2Q 2004 Wells
0
5
KILOMETRES



CHINA
VIETNAM
BLOCK 22/12
Hainan Island

CHINA OFFSHORE

BEIBU GULF BLOCK 22/12
(5% SUBJECT TO CNOOC INTEREST)
OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations.

The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

A three well drilling program taking 31 days was completed during the 2004 year using the Nanhai IV jack-up. The first well, the Wei 12-7-1 exploration well reached a total depth of 1795 metres. The primary objective Weizhou formation and the secondary objective Liushagang formation tested by the Wei 12-7-1 well displayed strong oil and gas shows on mud logs. However wireline logs showed these intervals to be water bearing following which the well was plugged and abandoned.

The second well, the Wei 12-8-3 appraisal well reached a total depth of 1,378 metres. Analysis of wireline log data, two cores cut through the reservoir section and fluid samples confirmed an 11 metre gross oil column in the Jiaowei Formation, all of which is net oil pay.

Reservoir quality is excellent with an average porosity above 30% and inferred multidarcy permeabilities. Viscosity measurements indicate a viscous oil, higher than pre-drill expectations which had been based on evidence from the original discovery well. The viscous nature of the oil impacts both potential production rates and ultimate recovery of the estimated 90 million barrels of 18 to 20 degree API oil in place.

The final well in the program, the Wei 12-3-4 appraisal well reached a total depth of 1,529 metres. Log data confirmed that although the Weizou reservoir objective comprised good quality sands with oil shows it did not contain any significant hydrocarbons and the well was plugged and abandoned

Late 2004 a pre feasibility study was conducted on the viability of developing the 12-8 West and 12-8 East oil fields in the southern part of the Block.

The study was delivered to the Joint Venture during January 2005 and recommends the commencement of a full feasibility and oilfield development plan (ODP) that could see


ICON
ROC
WEI 12-1 PLATFORM
WEIZHOU ISLAND
10" FLOWLINE AND
POWER CABLE
12-8 WEST WHP
12-8 ANNEXE PLATFORM
12-8 WEST PLATFORM

first production in 2007 from the 12-8 West area. Further work is also proposed on the 12-8 East field, a candidate for production at a later date as infrastructure is developed within the Block.

Whilst the feasibility and ODP will determine the final 12-8 West field configuration, early modelling suggests the field may be developed using multi lateral wells on artificial lift from an un-manned platform tied into an annexe on the existing Wei 12-1 Platform connected by pipeline to facilities at Weizou Island (refer schematic).

Oil in-place has been estimated by the Operator as follows:

Field Name	Mean Estimate
Wei 12-8 West	39 million barrels
Wei 12-8 East	90 million barrels

Future Exploration: New geological models calibrated to wells drilled during 2004 suggest a cluster of prospects in the northern part of the block. These prospects are in the vicinity of the Wei 6-12-1 discovery, which was made by the Joint Venture in March 2002 and which confirmed that the oil in this part of the block is of significantly less viscous than that found in the 12-8 East Field.

Based on 3D seismic, supported by amplitude and AVO anomalies, this cluster of prospects is currently estimated by the Operator to have an unrisked recoverable reserve potential in the order of 40 to 50 MMBO. The proximity of this cluster of prospects to existing infrastructure encourages the view that this part of the block warrants further exploration. Under the terms of the contract one exploration well is required during 2005, however the final drilling program and number of wells will depend on rig availability and other factors.

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Whilst FAR is the smallest participant in this program, given its low capital base, any development or future exploration success has the potential to be significant to the company.



UNITED STATES OF AMERICA

Oil sales during the year were 24,769 barrels (2003 – 27,287 barrels) for an average of 68 barrels per day at an average price of US$39.37 per barrel (2003 - US$30.15 per barrel) before production taxes. Gas sales during the year were 149 million cubic feet (2003 - 154 million cubic feet) or an average of 407 thousand cubic feet per day at an average price of US$5.72 per thousand cubic feet (2003 - US$4.32 per thousand cubic feet) before production taxes.


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
Los Angeles
HARDEMAN
BASIN
OILFIELDS
LOUISIANA / TEXAS
PROGRAM
Atlantic
Ocean
Dallas
Texas
New Orleans
Pacific
Ocean
Rainosek
Houston
WELDER RANCH
Lake Long
Gulf
of
Mexico
Mexico
0
500
1000
KILOMETRES
LOCATION MAP

The 2004 year was characterised by exploration successes at Lake Long and Bay Courant. In addition the company made significant progress in securing future drilling prospects for its 2005 program.

During 2004 the company enjoyed a 100 percent success rate through its participation in the following wells:

Lake Long Field, Lafourche Parish, South Louisiana

During 2004, the SL328 #1 well, was drilled to a depth of 16,654 feet (15,520 True Vertical Depth) to test for multiple objectives at the Hollywood and Deeper Cib Op objectives.

Whilst the deeper objective was not present a promising discovery was made in the Middle Hollywood which logged 28 feet of net gas pay (adjusted for well deviation) from a virgin sand.

The well was placed on line subsequent to year end and is currently producing at the rate of 5.6 million cubic feet of gas per day and 300 barrels of (40 degree gravity) oil per day on a 10.5/64 inch choke at a tubing pressure of 6,600 psi. Production facilities were expanded within the field to handle this robust production

The SL 328 #1 represents the fifth well in the Lake Long Field in which FAR has participated, all of which have resulted in commercial production. Facilities within Lake Long enable sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers.

FAR participated in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties. Other holders were Kriti Exploration Inc and Palace Exploration Company both based in North America.

Bay Courant Project, Lafourche Parish, South Louisiana

During the final quarter, the SL 17316 #1 well at Bay Courant was drilled to total depth of 12,852 feet and confirmed as an oil discovery in the Bourg Sand Interval at 11,800 feet which logged approximately 12 feet of net pay. The operator has run 5 and 1/2 inch production casing in the well and anticipates first sales of oil and gas in April 2005.

The Pelican, Duval and Dulac objectives came in structurally low to prognosis. Preliminary post hole evaluation by the Operator suggests further potential remains to be exploited within the field by additional development drilling, the timing of which will depend upon the production performance of the #1 well.

The Bay Courant Project is located in the intracoastal State waters, Lafourche Parish, South Louisiana approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow.

FAR's working interest at Bay Courant (approx 413 acres) will reduce from 20 percent to 15 percent once payout has been achieved.

Langford 25 #3H-TXV Horizontal, Hardeman County, Texas

During the final quarter FAR participated in a project to re-enter, sidetrack and extend the existing Langford 25 #3H-TXV well to improve oil production.

The original Langford horizontal well had declined from over 108 barrels per day to 10 barrels per day after being drilled during July 2001 and penetrating a seismically defined Mississippian mound of excellent porosity and permeability some 305 feet above the lowest known oil based on existing well control.

After reaching a total depth of 8,736 feet measured depth (8,417 feet true vertical depth), the project was delayed by very heavy rains that caused a mud build up at the location. Subsequent to year end the well was placed back on line, and, after a hot oil treatment to overcome paraffin build up, is producing on pump at variable rates between 23 and 85 barrels of oil per day. The Langford lease is supported by a tank battery comprising four (4) 300 barrel tanks to handle oil production.

FAR has an 18.25 percent working interest in the above program, the existing well and 80 acre production unit. Other interests are held by North American entities. The Operator is Rio Petroleum Inc, of Amarillo, Texas.

YEAR 2005 PROGRAM

The Year 2005 program comprises the following prospects, with the level of participation typically varying between 10 and 20 percent.

The boom in drilling activity across the board in the gulf states has significantly impacted rig availability. As such projected drilling dates are likely to vary from those shown below.

Welder Ranch Gas Project, Victoria County, Texas

FAR is participating in the drilling of a deep gas well, currently in progress, on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, located in Victoria County, South Texas.

Under the agreement, which is effective immediately, FAR will participate in a 14,000 foot test of the three objectives within the pressured Middle Wilcox formation that have been independently appraised as having probable recoverable reserves of approximately 39 Billion cubic feet of gas and 1.4 million barrels of oil.



The three target horizons lie between 12,000 and 13,500 feet and are defined by 3D seismic tied into three nearby producing wells that are presently producing at an impressive combined rate of 32 million cubic feet of gas per day providing good evidence that the current test has high impact potential. AVO amplitude anomalies are very obvious on the seismic data, possibly indicating gas charged reservoir objectives.

The initial well, the Vaquero #1, is being drilled using Nabors Drilling Land Rig 520 and is being operated by Vaquero Oil and Gas of Houston, Texas.

Additional wells may be required to drain the entire structure. A pipeline is located less than 3,000 feet from the drill site, providing excellent logistics for early sales. Provided the project is successful payout is expected within 6 months.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost to earn a 9 percent working interest in wells drilled within the area of mutual interest.

The well is estimated to cost US$2.7 million on a dry hole basis.

Lake Long Field, Lafourche Parish, South Louisiana

The drill data from the SL328#1 well (Lake Long Deep) has been integrated into the 3D data base with preliminary observations that Hollywood potential exists in two up-dip fault blocks.

FAR has agreed to participate in a study to reprocess the 3D data with a view to better delineate these new objectives. BP has granted an extension of the sublease at Lake Long beyond the 1 July 2005 drilling deadline. Provided valid prospects are defined a deep test of the Hollywood is likely during the second half.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. The entire field is covered with 3D seismic.

FAR enjoys a 100 percent success rate within the lake Long Field and holds varying interests in several producing wells.

Bay Courant Project, Lafourche Parish, South Louisiana

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test with a well being possible as early as 2005.

FAR's working interest at Bay Courant (approx 413 acres) will reduce from 20 percent to 15 percent once payout has been achieved

Rainosek-Halletsville Project, Lavaca County, Texas

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

FAR has received a proposal for the uphole completion of the existing Rainosek-1 well bore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to commence in three to four weeks. FAR has indicated it would participate for its 21.57 percent interest (subject to a reduction if the original farmor of this prospect participates, in which case this would reduce to 15.64 percent).

Following the above proposed completion activity a new well, Bujnoch-1, testing eight pay objectives between 5,850 and 8,105 feet has been proposed approximately 1,100 feet southwest of the Rainosek-1 well bore. FAR's interest in this well would be 21.57 percent and is not subject to the above referenced reduction).

The operator has also addressed the possibility of a twin lateral horizontal well (or 2 separate wells) on the Rainosek leases to 13,650 feet to test the Deeper Edwards gas objective with estimated potential of 4 BCF per lateral.

In addition to the forgoing planned activity, the Rainosek-3 producing well has undeveloped potential behind pipe at the 7,410 and 5,850 sands which is likely to be undertaken during 2005.

FAR's working interest in the 632 acre lease is 21.57 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Eagle Project, San Joaquin Basin, California.

The Operator, Victoria Petroleum Inc, is seeking a US industry partner to carry out the drilling of the new Eagle-2 well in the second quarter of 2005. The operator has advised strong interest from representatives of a US Drilling Fund.

In mid 2001, Eagle 1, a horizontal well bore within the Gatchell sandstone reservoirs intersected 131 metres of "pay" (net 91 metres) over the interval, 4,177 metres to 4,207 metres (30 metres) in the Upper Gatchell and 4,229 metres to 4,330 metres (101 metres) in the Lower Gatchell.



This pay exhibited good to excellent porosity and improved thickening compared to the Gatchell sands in the adjacent vertical Mary Bellocchi 1 well which tested 223 barrels of oil and 820 thousand cubic feet of gas per day.

During 2004 interpretation of a newly acquired 13km seismic strike line in the Eagle Project shot through the key wells on the Huron Nose gave strong evidence that the oil accumulation tested by the Mary Bellocchi No.1 vertical well in 1986 and intersected in the 2001 Eagle No.1 horizontal well appears to be not just a small structural accumulation but to have a stratigraphic component which can be interpreted to be a stratigraphic trap of the order of 20 million barrels and 40 BCF on the high side.

The drilling of a new well somewhere between half and one mile northwest of Eagle No.1 on this new seismic line would provide the ultimate confirmation of the forgoing interpretation of a significant stratigraphically trapped oil field.

Independent contractors now estimate that the cost to drill an initial vertical well to determine the presence of Gatchell Oil Sand updip from Eagle-1 would be US$1.42 million. The all up cost to case and test this well through the target oil horizon would be in the order of US$2.07 million thus significantly reducing the risk money to test the potentially significant updip stratigraphic potential.

FAR has a 15 percent working interest in the Eagle Project (approx 4,360 acres) and is likely to farm out some portion of this interest to an incoming participant in any new well.

South Grosse Tete Project, Iberville Parish, South Louisiana.

FAR has concluded an agreement with Gruy LLC, of Dallas, Texas, to participate in the drilling of the South Grosse Tete Prospect, located in Iberville Parish, South Louisiana, approximately 15 miles southwest of Baton Rouge. Discussions are progressing with a number of rig operators to commence a test well, however high oil prices are placing heavy demand on rigs

To expedite matters FAR has agreed with a proposal to commence building a location and to drill and set conductor pipe, enabling the well participants to take advantage of the first rig that becomes available. The well is presently scheduled for drilling during the 2nd quarter 2005.

Under the agreement, FAR will pay for 17% of the cost of an 11,650 foot normally pressured test of the Upthrown Bol Mex section of the Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.



EAGLE OIL FIELD DEVELOPMENT PROJECT
SAN JOAQUIN BASIN, CALIFORNIA, AUGUST, 2001
NW
SE
Subsea Vertical Cross Section View along 320° Azimuth
Mary Bellocchi #1
TD: 4300 mMD
UPPER GATCHELL OIL SAND
LOWER GATCHELL OIL SAND
Lowest Known Oil from Husky Mercado Well

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. The cost of the well, a land based vertical hole, is estimated at US$1.4 million with a further $US0.5 million for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this is more than offset by the target sizes of the deeper objectives, namely:

Objective	Depth (Feet)	Potential Recoverable Reserves
Nonion Struma	13,000	12-15 BCF gas
Nodosaria	13,500-14,500	100 BCF gas and 5 million barrels oil
Deep Wilcox	16,500-17,500	350-500 BCF gas and 9-13 million barrels oil

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

Gruy LLC has advised the Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest in the 673 acre lease will reduce to 12.75 percent once cost recovery has been achieved on a project basis.

Clear Branch Field, Jackson Parish, Louisiana

During the last quarter of 2005 FAR exercised its right to participate in acreage acquired by Cabot Oil & Gas Corp (Cabot) in Sections 31 and 5, in Township 15 North, Range 1 West in the Clear Branch Field. The acreage is considered "highly prospective" in both the Upper and Lower Cotton Valley formation and lies in the middle of a very large exploration play. Cabot is reported to have acquired 19,000 acres with section 31 in the middle. In addition Anadarko has leased land within Section 5 and has drilled over 150 wells six miles to the north at Vernon field.

Cabot is understood to be planning a 16,000 foot test well in adjacent section 32. Cabot has expressed interest in farming into Section 31, where FAR and partners logged 50 feet of Upper Cotton Valley pay in the Terry Ewing 1 well drilled in 2000 (not produced due to a poor cement bond).

A new well to test both Upper and Lower Cotton Valley zones is expected to cost in the vicinity of US$5 million to drill and complete and FAR will consider whether to participate or farm out if a firm well proposal is made.

There is no assurance a well will be drilled in Section 31 however the leases are paid up for three years and the case for a well to be drilled in that time is compelling.

FAR holds a 9.375 percent working interest in 400 acres over the prospective Cotton Valley horizons within the field.


BAKER
HUGHES
Baker Atlas

RESERVE SUMMARY

An assessment of estimated recoverable reserves effective 31 December 2004 based on existing discoveries provided by various sources is set out below. Coutret and Associates and Jeff Rhodes are independent USA based petroleum engineers. Other estimates are those published by Operators, Joint Venture participants or industry analysts.

COUNTRY		OIL (Barrels)	GAS (Billion cubic feet)	SOURCE OF DATA
USA	Gross	2 336 505	32.2	Coutret and Associates, Jeff Rhodes, Inflow Petroleum Inc (Operator) and Calex Resources Inc
Multiple Properties	Net (various)	162 582	2.1	
AUSTRALIA				
(Sage Oilfield)	Gross	8 300 000 (mean) –13 400 000 (p10)		Sun Resources NL Annual Report
	Net (11.25%)	933 750 (mean) –1 507 500 (p10)		
(Trefoil/White Ibis)	Gross	23 000 000	300.0	Strachan Corporate Pty Ltd
	Net (.09375% ORRI)	64 686	0.84	(note: ORRI converted to rule of thumb working interest on 3:1 basis)
CHINA				
Wei 12-8	Gross	28 000 000 – 33 000 000		Horizon Oil NL Investor Presentation
	Net (2.5%)	700 000 – 825 000		
TOTAL	Gross	61 636 505 – 71 736 505	332.2	
	Net	1 861 018 – 2 559 768	2.9	

Notes:

The table of potential recoverable reserves is based on oil and gas discoveries made on leases in which FAR has an interest and excludes any potential recoverable reserves attributable to undrilled prospects (including Eagle, Bay Courant Deep, South Grosse Tete, Welder Ranch and Clear Branch Deep).

Gross figures are the totals for all interest holders whereas net figures show only those interests attributable to FAR.

Figures shown for the USA are in the proven category according to the accepted definitions of the Society of Petroleum Engineers in that country and basically conform to the definitions used by the United States Securities and Exchange Commission. Wells making up the Company's USA reserves are concentrated in lower risk mature basins in Louisiana and Texas.

Permit / Well / Lease	County/Basin	Area Gross Acres	FAR Interest % Working	 Net Revenue	
UNITED STATES OF AMERICA					
Texas					
Thomas Meek 76-1	Hemphil	640	12.5000	9.4893	Sold 2005
Loveless Langford 3HT	Hardeman	80	18.2500	15.0000	
Bligh Loveless E #1	Hardeman	80	16.2500	12.1875	
	Hardeman	80	Royalty	0.3021	
Bligh Loveless F	Hardeman	80	11.3750	8.8547	
Bligh Loveless G	Hardeman	80	16.4801	12.8128	
Trio Loveless I #1	Hardeman	125	20.0000	15.0000	undeveloped
JD McClellan #1,2	Hardeman	165	20.8203	16.1194	
Corda Joe McClellan #1	Hardeman	40	4.7694	3.6584	BPO
			7.0413	5.4010	APO
Mulkey A #1-B	Hardeman	40	12.7969	9.5977	
Trio Parker #1	Hardeman	80	16.7677	12.8158	
Trio-Crawford Drieschner	Wilbarger	80	24.7509	18.3075	
Trio-Crawford Drieschner	Wilbarger	80	Royalty	0.5455	
Trio Kempf #1	Wilbarger	40	16.6201	12.4651	
HBJV Wells #1	Hardeman	80	19.2607	14.9913	
Thompson-Sawyer Library	Hardeman	80	25.9103	19.6918	
Bligh Wofford Unit	Hardeman	60	15.7500	11.8125	
Sitta "A"	Hardeman	40	5.5173	4.2069	
Phillips Grange D-1	Hardeman	40	11.2500	8.6906	
Pursley Grange #1	Hardeman	40	2.1000	1.6328	
BB Thrash #3	Hardeman	80	5.1380	3.751	
Barnes #2	Lipscomb	646	20.0000	16.0000	
Lindsey Trust 109 A-1	Dawson	440	4.6400	3.5726	
Talkington #1	Dawson	160	6.6667	5.2227	
Rainosek #1	Lavacca	640	21.5766	16.1658	
Rainosek #3	Lavacca	640	20.0000	15.0000	
Evans #1	Lavacca	640	20.0000	15.0000	
Bujnoch #1	Lavacca	640	21.5766	16.1800	undeveloped
Vaquero #1	Victoria	1000 ami	9.0000	6.2100	drilling
Louisiana					
Pecan Lake Field					
Comstock Cutler #1	Cameron	1280	Royalty	0.2903	
Comstock Cutler #1	Cameron	1280	5.0894	2.9514	
Miami Corp. #1	Cameron	1280	Royalty	0.7089	
Miami Corp. #1D	Cameron	1280	Royalty	0.7089	
Miami Corp. #2	Cameron	1280	Royalty	0.7089	
Miami Corp. #2D	Cameron	1280	Royalty	0.7089	
Miami Corp. #3	Cameron	1280	Royalty	0.4431	
Miami Corp. #3D (Cutler)	Cameron	1280	Royalty	0.4431	
Miami Corp #5	Cameron	1280	Royalty	0.0071	undeveloped
Miami Corp #6	Cameron	1280	5.3167	4.0472	undeveloped
Ada Field					
Youngblood #1	Bienville	160	6.7500	5.1211	
Youngblood #1D	Bienville		6.7500	4.9894	
Johnson #1 Alt	Bienville	160	10.4100	7.7625	
Hooks #1Alt	Bienville	160	5.8524	4.4806	
Canterbury #1Alt	Bienville	160	12.0000	9.1873	
Clear Branch					
Terry Ewing No 1	Jackson	425	9.375	0.69375	
Ivan Field					
Gray RA SUN:USA	Bossier	720	1.6500	APO	
Kitchens #1	Bossier	720	11.1250	7.8291	
Placid #1	Bossier		12.2587	8.7476	

Permit / Well / Lease	County/Basin	Area Gross Acres	FAR Interest % Working	FAR Interest % Net Revenue	
UNITED STATES OF AMERICA					
Texas (cont.)					
S. Lake Raccourci					
SL 3258 #1	Lafourche	3200	5.2238	4.3056	
SL 3258 #2	Lafourche	3200	5.1000	4.1490	
Lake Long					
SL 328 well No.1	Lafourche	1402	4.09375		
SL 328 well No.6	Lafourche	1402	31.375	23.3246	
SL 328 well No.7	Lafourche	1402	16.375	12.4080	
SL 328 well No.2ST	Lafourche	1402	12.625	9.4496	
SL 328 well No.27	Lafourche	1402	1.375	1.1246	
SL 328 well No.30	Lafourche	1402	1.375	1.1246	
Bay Courant					
SL 17316 #1	Lafourche	413	20.0	15.0	BPO
			15.0	11.25	APO
Isle St. Jean Charles					
Dupont 38 #1	Terrebone	364	5.4072	4.1918	
Dupont 38 #1D	Terrebone	364	5.4072	4.1712	
South Grosse Tete					
Schwing #1	Iberville	700	17.0000	12.58	undeveloped BPO
Wyoming/Montana					
Lund #1 /Plentywood	Sheridan	10,800	2.0800		undeveloped
Indian Tree Unit-Lois	Campbell	600	Royalty	0.0614	
Indian Tree Unit 6A	Campbell	600	0.4591	0.4008	
California					
Eagle	San Joaquin	4,360	15.0	12.0	
CHINA	Beibu Gulf		5.0000	CNOOC Backin (51%)	
AUSTRALIA					
WA-254-P	Offshore Carnarvon	80,028	10.7143		
EP 104	Canning Basin	1,160,406	8.0000		
T/18 P	Bass Basin	967,000	0.0938	Royalty	

Notes:

(I) The complexity of lease holdings in the United States of America is such that it is simplistic to reduce holdings to a tabular form. The summary presented is a reasonable tabulation of leases at the reporting date. Actual lease and well holdings are subject to "Before and After Payout variations", various farmout terms, provisions of operating agreements and may be subject to depth restrictions.

(II) Permits and concessions held in countries other than the USA are subject to various royalties, Government impositions and participation agreements.



This statement summarises the corporate governance practices adopted by the Board of Directors. FAR's objective is to achieve the best practice in corporate governance commensurate with the Company's size, its operations and the industry within which it participates.

The format of the corporate governance statement has changed in comparison with previous years owing to the introduction of the Australian Stock Exchange Corporate Governance Council's "Principles of Corporate Governance and Best Practice Recommendations" ("ASX Best Practice Recommendations").

It is noteworthy that in the Second Report to the ASX Corporate Governance Council in February 2005, the Implementation Review Group ("IRG") reported that:

> *"there is no typical organisation and no single entity readily identifiable model for corporate governance... At different times and stages in a company's life, some governance structures may be better for the generation of wealth of investors than others."*
>
> *"the IRG's view is that effective governance practices will be those that address the 10 key Principles"*
>
> *"the IRG considers that there is a need for further information targeted to smaller companies highlighting the acceptability of appropriately disclosed, alternative corporate governance practices."*

Given the background stated above, it should be appreciated that the practice adopted by the Board is evolving and subject to change in keeping with practices deemed appropriate by reason of the company's size and risk profile. Following the February 2005 Report by the IRG the Board undertook a review of the company's corporate governance framework, addressing in particular the 10 key Principles highlighted in the ASX Best Practice Recommendations.

Accordingly not all the company's main corporate governance practices as set out below were in place for the entire financial year.

The company and its controlled entities together are referred to as FAR in this statement.

Principle 1
Lay solid foundations for management and oversight.

The Board operates in accordance with the broad principles set out below.

Role of the Board

The Board is responsible for corporate strategy, implementation of business plans, allocation of resources, approval of budgets and capital expenditure, and the adherence to Company policies. The Board is also responsible for compliance with the Code of Conduct, overseeing risk management and internal controls, and the assessment, appointment and removal of the Executive Directors and Company Secretary.

Principle 2
Structure the Board to add value.

Board Composition

The Board comprises two independent non executive directors and one executive director acting in the capacity as both Chairman and chief executive officer. This approach does not follow ASX Best Practice Recommendation 2.3 as Mr. Evans is both Chairman and Chief Executive Officer.

The FAR Board's preference is that notwithstanding the Recommendation the status quo is retained because;

- There is an inherit acceptance by investors that Mr. Evans was responsible for founding the Company and establishing FAR's United States Office and US operations that provide the entire revenue stream of the group which has aggregated in excess of $42 million dollars since inception. Within the ambit of its US network Mr. Evans status within FAR has been a key component to establishing deal flow and the quality of projects being offered.

Given that it is the view of ASX Corporate Governance Council that an executive chairman is not able to provide independent review of the performance of management, the Board has introduced the following governance policy with effect for the 2005 year:

- Established clear protocols for handling conflicts of interest.
- Established a requirement that the remaining non executive directors meet as often as practical but at least once per annum without any executive present.
- Established an undertaking to review this position should the company achieve a market capitalization exceeding $100 million.

Director' independence

The board adopts the criteria specified in the ASX Best Practice Recommendations to determine a director's independence. The Board considers that Warwick Grigor and Charles Cavness satisfy the criteria in that:

- Neither director is a substantial shareholder of the company.
- Neither director has been employed in an executive capacity within the last three years.
- Neither director has been a principal of a material professional advisor within the last three years other than for Warwick Grigor who provides financial public relations advice under terms set out in notes to the financial statements that are not considered to impair his independent judgement. (Under its adopted policy concerning underwriting fees, whilst Mr. Grigor may be instrumental in introducing investors to the company, he is specifically prohibited from participating in underwriting commissions.)
- Neither director is a material supplier or customer of the company.
- Neither director has a material contractual relationship with the company. In this context fees paid to Mr. Cavness for professional legal services from time to time and fees paid to Warwick Grigor for financial public relations as disclosed in the financial statements are not considered to be of a level or nature that would impair either director's independent judgement.
- Neither Director has served on the Board for a period that, in itself, could impair their judgement and each director is required to stand for re-election once in every three year period.
- There are no other interests or business relationships likely to materially interfere with the director's ability to act in the best interests of the company.

In addition, to facilitate independent decision making, each director of the company has the right to seek independent professional advice in the furtherance of their duties as directors at the Company's expense provided they notify the company beforehand.

The constitution of the company provides that directors shall not retain office for more than three calendar years or beyond the third annual general meeting following election without submitting to re-election by shareholders.

Details of the members of the Board, their skills, experience, expertise, and qualifications are set out in the Director's Report under the heading "Information on Directors."

Meetings

The Board aims to hold at least 4 formal meetings in each calendar year corresponding where practical with the release to the ASX of the Quarterly Activity Reports. The number of meetings held is disclosed separately in the Director's Report.

Board Committees

The Board does not have separately established committees dealing with audit, nomination, remuneration risk management and disclosure functions. This constitutes a departure from the ASX Best Practice Recommendations and is dealt with more fully as follows:



Nomination Committee

The Board does not have a separate nomination committee. ASX Best Practice Recommendation 2.4 provides that the Board should establish a nomination committee notwithstanding recognition that for smaller Boards, the same efficiencies may not be apparent from a formal committee.

- The full Board of FAR undertakes an annual review of its size and composition to ensure an appropriate mix of expertise and experience. Currently the Board has an aggregate of 60 years plus experience within the resources sector. Where a vacancy exists, for whatever reason, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board will select appropriate candidates with relevant qualifications, skills and experience.
- The company is presently a non operator and intends to remain so for the immediate foreseeable future on the basis that this will enable a greater allocation of working capital to be applied toward exploration activity and therefore current policy places significant emphasis on the utilisation of the specialists skills of external consultants in geology, geophysics and engineering usually only available in-house within larger organisations.

Principle 3

Promote Ethical and responsible decision making

Ethical Standards

The company has a corporate code of conduct ("code") that has been fully endorsed by the Board and applies to all directors and employees. The code is evolving with the company and is updated as necessary to ensure it reflects an appropriate standard of behaviour and professionalism to maintain confidence in the Group's integrity.

In summary, the Code requires that at all times all company personnel act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and company policies.

The company's policy in relation to dealings in the company's securities applies to directors, employees and consultants. Any intended market transactions must be notified to the chairman in advance to ensure that the market remains fully informed at all times prior to any contemplated transaction. The code and the company's share trading policy are discussed with new employees.

The code and the securities trading policy are available for review on the company's website.

Principle 4
Safeguard integrity in financial reporting

Audit Committee

Recommendation 4.2 provides that the Board should establish an audit committee. The Board of FAR has not formed an audit committee. As presently constituted, the full Board of FAR consists of only three directors and has formed the view that it is more efficient for the Board as a whole to deal with matters that would otherwise be dealt with by an audit committee. The Board has, however, taken the following steps to safeguard the integrity of financial information. These steps include:

- Require the chief executive officer to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operating results and are in accordance with relevant accounting standards.
- Personnel responsible for generating financial reports within the group must hold appropriate tertiary qualifications in the field of accounting and finance with a minimum of 5 years relevant practical experience.
- Staff involved in the preparation of financial reports are required to undertake continuing professional education.
- A meeting of the full Board is required prior to approval of annual and half yearly financial reports.
- The chairman, Mr. Evans, is formally qualified in the field of financial reporting and is a member of the Institute of Chartered Accountants.
- Australian resident directors conduct a meeting with the external auditors on an open and frank basis at least once per annum.
- A policy has been adopted to constitute a formal audit committee upon the group reaching a market capitalization of $100 million or upon reaching annual sales exceeding A$10 million.
- Notwithstanding the group's size the policy is to retain one of the leading international audit groups to clearly demonstrate quality and independence and ensure the integrity of financial statements.
- The external auditor is requested to attend the annual general meeting and be available to address questions concerning the financial statements.

Principle 5
Make timely and balanced disclosure

Timely and balanced disclosure

The company has written policies and procedures on information disclosure that focus on continuous disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the company's securities. These policies and procedures also include the arrangements the company has in place to promote communication with shareholders and encourage participation at general meetings. These policies are available on the company's website.

During the drilling of a well the company's policy is to report progress at least weekly and where possible to provide immediate release of any significant well data.

The chairman and company secretary have been nominated as persons responsible for communications with the ASX. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating disclosures to the ASX, analysts, brokers, shareholders, the media and the public.

ASX releases are posted on the company's website as soon as practical after receiving ASX acknowledgement of release to the market.

Principle 6
Respect the rights of shareholders

All shareholders receive a copy of the annual report. In addition electronic communication is readily accessable to shareholders who may register their email address via a mechanism on the company's website.

In addition to the Annual Report, information is communicated to shareholders through:

- Continuous disclosure in the form of public announcements to the ASX
- Quarterly reports announced to the ASX
- Investor briefings and presentations
- Notices of all meetings of shareholders and explanatory notes as applicable to resolutions.
- Publication of the above material on the FAR website

Shareholders are invited to ask questions at the Annual General Meetings and the external auditor is requested to attend the annual general meeting and be available to address questions concerning the financial statements.

Principle 7
Recognise and manage risk

ASX Best Practice Recommendation 7.1 provides that the Board should establish policies on risk oversight and management.

FAR is a junior resource entity at the exploration and early growth stage. Exploration for oil and gas is a high risk undertaking. Accordingly, the investment risk profile of the FAR is high and investment in FAR is considered to be speculative.

The Company does not have formal written policies on risk oversight and management. However, as a matter of practice, the board is responsible for risk oversight and management. Day to day responsibility is delegated to the CEO who is responsible for:

- Identification of risk;
- Monitoring risk;
- Communication of risk events to the board; and
- Responding to risk events, with board authority.

To mitigate risk, the chief executive officer is required to state to the Board in writing that:

- The statement given regarding integrity of financial statements is founded on a sound system of risk management and internal compliance and control, appropriate to an entity of FAR's size, which implements Board policy and
- The company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The board defines risk to be any event that, if it occurs, will have a material impact on the ability of the Company to achieve its objectives. Risk is considered across the financial, operational and organisational aspects of the Company's affairs. As a practical matter active projects and drilling and completion reports are discussed between Board members on a very regular basis.

Where exploration and associated financial risk is assessed as high, FAR has an established policy of farming out risk to other industry participants. In certain instances risk is contained at the front end by requiring exploration wells to be based on turnkey contracts, particularly where deep targets or over pressured environments are present.

Given its early stage of development, the financial and organisational risks are considered moderate as there are simple financial and organisational structures in place. Success of the Company is dependent upon exploration success and continued funding of exploration activities.

The Company has tenements in foreign jurisdictions including China and the United States of America. There are risks that arise in relation to the conduct of exploration activities in these foreign jurisdictions which the Company has identified and for which it has internal policies and procedures. The Company, in accordance with its corporate code of conduct, complies with all legal requirements of any jurisdiction in which it operates.

The Company does not operate and as part of its environmental risk identification, ensures that it is aligned with experienced operators in each segment in which it conducts business. In addition to "Operator Insurance" covering such events as well blow-outs, FAR carries additional insurance cover across all wells in which it has an interest within the United States of America.

Principle 8
Encourage enhanced performance

A performance review is conducted by the full Board on an annual basis concurrent with the publication of the Statement of Financial Performance.

Principle 9
Remunerate fairly and responsibly

Disclosure of Remuneration

FAR follows the practice of disclosing the amount of remuneration and all monetary and non-monetary components for each director and each of the five highest paid executives during the reporting period.

Remuneration Committee

The full Board considers those matters that would usually fall to a remuneration committee as it is considered no efficiencies would be achieved by establishing a separate committee given the company's size and the number of personnel.

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman and allowance is made as a minimum for CPI adjustment to maintain purchasing power.

As an exploration entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

A policy has been adopted to constitute a formal remuneration committee upon the group reaching a market capitalization of $100 million or upon reaching annual sales exceeding A$10 million.

Principle 10
Recognise the legitimate interests of stakeholders.

FAR has adopted a code of conduct as a guide to compliance with legal and other obligations of legitimate stakeholders. This may be viewed on the website at www.far.com.au

The Directors present their report on the results of First Australian Resources Ltd and of the consolidated entity (being First Australian Resources Ltd and its controlled entities) for the year ended 31 December 2004. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

DIRECTORS

The Directors of the company in office during or since the end of the year are:

M J Evans - Executive Chairman
C L Cavness - Non Executive
W R Grigor - Non Executive

Further information concerning the particulars of the Directors are included elsewhere within this report.

PRINCIPAL ACTIVITIES

The principal activities of the Company and of the consolidated entity are:

(i) exploring for and producing oil and gas;
(ii) the acquisition and sale of oil exploration and production interests;
(iii) investing surplus funds.

OPERATING RESULTS

The loss of the consolidated entity for the year ended 31 December 2004 after income tax was $3 132 116 (2003: loss $2 283 128).

DIVIDENDS

The Directors recommend that no dividend be paid for the year ended 31 December 2004 nor have any amounts been paid or declared by way of dividend during the year.

REVIEW OF OPERATIONS

A review of the oil and gas operations carried on by the Company and the consolidated entity is set out in the Operations Review section of this Annual Report.

ENVIRONMENTAL REGULATION

The entity is subject to significant environmental regulation in respect of drilling for and production of oil and gas. Approvals, licences, hearings and other regulatory requirements are performed by the operators of each permit or lease on behalf of joint ventures in which the entity participates.

The entity is by choice a non-operator and as such compliance by operators with environmental regulations is governed by the terms of respective joint operating agreements.

The entity is potentially liable for any environmental damage from its activities, the extent of which cannot presently be quantified and would in any event be reduced by insurance carried by the entity or operator. As at the date of this report the company has not been notified of any breach.

CHANGES IN THE STATE OF AFFAIRS

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

SUBSEQUENT EVENTS

Since the end of the financial year the Directors are not aware of any matter or circumstance not disclosed elsewhere in the financial statements or notes thereto that has significantly, or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

FUTURE DEVELOPMENTS

The consolidated entity intends to continue its present range of activities during the forthcoming year. In accordance with its objectives, the Consolidated Entity intends to participate in a number of exploration and appraisal wells and new projects, and may grow its exploration effort and production base by farmin or new lease acquisitions. Certain information concerning future activity is set out in the Operations Review Section. Further information on likely developments and the expected results of operations have not been included in this report, because, in the opinion of the Directors, it would prejudice the interests of the consolidated entity.

PARTICULARS OF DIRECTORS

MICHAEL J EVANS

Mr Evans, aged 54, was founding Chairman of the Company and primarily responsible for its public flotation in 1985. He is a Chartered Accountant holding two business degrees and has been involved in the natural resources sector since 1981. He has considerable experience in Australian public companies particularly in relation to financing both in Australia and the United States of America.

- Relevant interest in FAR shares – 2,279,500
- Relevant interest in FAR options:

745,950 listed options expiring 31 July 2005.

5,000,000 incentive options having an exercise price of 10 cents and expiring 16 June 2007

- Interest in contracts - nil.

Mr Evans attended all 4 directors meetings.

WARWICK R GRIGOR

Mr Grigor, aged 45, is a graduate of the Australian National University having completed degrees in law and economics. He has spent a number of years in the stockbroking sector as a senior mining analyst prior to establishing Far East Capital Limited, a specialist corporate advisory business.

- Relevant interest in FAR shares - 7,561,628
- Relevant interest in FAR options:

3,269,412 listed options expiring 31 July 2005.

1,500,000 incentive options having an exercise price at 10 cents and expiring 16 June 2007.

- Interest in contracts - refer note 23.

Mr Grigor attended all 4 directors meetings.

CHARLES L CAVNESS

Mr Cavness, aged 53, resides in Denver, Colorado, United States of America, and is an Attorney at Law admitted to practice before the Supreme Courts of the States of Texas, Alaska, and Colorado. Mr Cavness has served in the legal departments of two large American oil companies, Pennzoil Corporation and Arco. Mr Cavness has spent his entire career in the oil industry, and consequently has experience in the US, Latin America, Europe and the Middle East.

- Relevant interest in FAR shares – 150,000
- Relevant interest in FAR options:

1,000,000 incentive options having an exercise price of 10 cents and expiring 16 June 2007

- Interest in contracts - nil.

Mr Cavness attended 3 of the 4 directors meetings held.

DIRECTORS' AND EXECUTIVES' REMUNERATION

The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman.

As an exploration entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

The entity does not have a remuneration committee however the remuneration of directors is dealt with at full board level.

Remuneration packages contain the following key elements:

(a) Salary/fees
(b) Superannuation
(c) Other Benefits – include provision of a motor vehicle, and certain health benefits; and
(d) Incentive option scheme

Name	Office	Salary/Fee	Super	Other Benefits	Total Remun-eration expensed	Options (iii)	Total Remun-eration
Evans	Executive Director	199 091	19 909	27 655	246 655	125 000	371 655
Grigor	Non-Executive Director (i)	47 500	1 575	-	49 075	37 500	86 575
Cavness	Non-Executive Director (ii)	22 616		-	22 616	25 000	47 616
Adessa	Executive	67 044		5 853	72 897	12 500	85 397
Atling	Executive	69 999	6 300	-	76 299	-	76 299

(i) Includes public relations fees disclosed in note 23.

(ii) In addition Mr Cavness is paid fees for legal services rendered at normal commercial rates as disclosed in note 23.

(iii) These Options were granted to Directors and executives in accordance with a resolution of shareholders at the Annual General Meeting held on 19 May 2004. Option valuation amounts shown above have been calculated using the Black-Scholes Model with regard to and in accordance with ASIC guidance.

The model assumes an option life of three years, volatility of 87% and interest risk free rate of 5%. Although a value is ascribed and included in total Directors' and Executives' Remuneration, it should be noted that this amount has not actually been received and may have no financial value unless the options achieve their exercise price. On the date of grant of the options the ordinary shares were trading at 5.7 cents and would need to increase in value by more than 75% in order for the Options to reach the exercise price of 10 cents.

The above table includes the remuneration of all directors and of the five highest paid executives of the company and consolidated entity.

SHARE OPTIONS

Details of share options over ordinary shares issued by the company during the period together with details of options converted during the period and on issue at 31 December 2004 are set out in Note 12 to the financial statements and form part of this report.

INDEMNIFICATION AND INSURANCE

During or since the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

Signed in accordance with a resolution of the Directors made pursuant to Section 298(2) of the Corporations Act 2001.

On behalf of the Directors



M J EVANS
Chairman



W R GRIGOR
Director

Perth, 23 March 2005

	NOTE	Consolidated 2004 $	Consolidated 2003 $	First Australian Resources Ltd 2004 $	First Australian Resources Ltd 2003 $
CURRENT ASSETS					
Cash assets	3	2 088 412	2 021 484	1 182 740	933 707
Receivables	4	410 496	276 520	2 981	3 322
Other	6	14 354	180 647	14 354	3 816
Total Current Assets		2 513 262	2 478 651	1 200 075	940 845
NON CURRENT ASSETS					
Receivables	4	-	456	4 418 576	4 919 949
Other financial assets	5	-	1 285	1 005 449	1 005 488
Property, plant and equipment	8	416 957	254 487	71 185	36 943
Oil and gas properties	7	6 545 031	7 843 896	1 525 849	1 285 607
Total Non-Current Assets		6 961 988	8 100 124	7 021 059	7 247 987
TOTAL ASSETS		9 475 250	10 578 775	8 221 134	8 188 832
CURRENT LIABILITIES					
Payables	9	481 395	203 437	66 076	29 967
Interest-bearing liabilities	9	15 765	607 353	15 765	11 250
Provisions	10	19 535	3 185	19 535	3 185
Total Current Liabilities		516 695	813 975	101 376	44 402
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	9	581 597	-	9 761	-
Provisions	10	36 193	32 886	32 215	4 910
Total Non-Current Liabilities		617 790	32 886	41 976	4 910
TOTAL LIABILITIES		1 134 485	846 861	143 352	49 312
NET ASSETS		8 340 765	9 731 914	8 077 782	8 139 520
EQUITY					
Contributed equity	12	33 222 541	31 333 803	33 222 541	31 333 803
Reserves	13	(1 695 964)	(1 548 193)	249 572	130 882
Accumulated losses	14	(23 185 812)	(20 053 696)	(25 394 331)	(23 325 165)
TOTAL EQUITY		8 340 765	9 731 914	8 077 782	8 139 520

The statement of financial position should be read in conjunction with the accompanying notes.

	NOTE	Consolidated 2004 $	Consolidated 2003 $	First Australian Resources Ltd 2004 $	First Australian Resources Ltd 2003 $
Revenues from ordinary activities	2	2 794 502	2 630 043	88 234	40 851
Direct production costs		(580 060)	(798 141)	-	-
		2 214 442	1 831 902	88 234	40 851
Borrowing costs		(35 642)	(48 167)	(2 026)	(1 576)
Salaries, wages and professional fees		(564 310)	(488 424)	(455 245)	(162 757)
Occupancy, office and administrative		(297 636)	(231 786)	(165 319)	(112 371)
Impairment of exploration properties		(3 052 933)	(2 558 585)	(6 718)	(2 502 311)
Amortisation of drilling costs		(1 178 210)	(436 468)	-	-
Depreciation of property, plant and equipment	2(e)	5 455	(64 431)	(22 668)	(15 616)
Write-off wholly owned entity debt		-	-	(1 463 666)	-
Other expenses from ordinary activities		(222 232)	(286 886)	(40 708)	(20 062)
Foreign exchange loss		(1 050)	(283)	(1 050)	(283)
Loss from ordinary activities before income tax expense	2	(3 132 116)	(2 283 128)	(2 069 166)	(2 774 125)
Income tax expense relating to ordinary activities	22	-	-	-	-
Loss from ordinary activities after related income tax expense		(3 132 116)	(2 283 128)	(2 069 166)	(2 774 125)
Decrease in foreign currency translation reserve arising on translation of self-sustaining foreign operations		(266 461)	(2 019 293)	-	-
Total revenue, expense and valuation adjustments attributable to members of the parent entity recognised directly in equity		(266 461)	(2 019 293)	-	-
Total changes in equity other than those resulting from transactions with owners as owners		(3 398 577)	(4 302 421)	(2 069 166)	(2 774 125)
Earnings per share - Basic (cents)	26	(1.74)	(1.47)		
- Diluted (cents)	26	(1.74)	(1.47)		

The statement of financial performance should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS

	NOTE	Consolidated 2004 $	Consolidated 2003 $	First Australian Resources Ltd 2004 $	First Australian Resources Ltd 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		2 243 025	2 593 815	-	-
Payments to suppliers and employees		(1 407 656)	(1 714 445)	(616 380)	(340 069)
Interest received		78 930	46 895	66 923	42 937
Interest paid		(34 128)	(36 748)	(2 026)	(1 576)
Net Cash Flows from (used in) Operating Activities	25(b)	880 171	889 517	(551 483)	(298 708)
CASH FLOWS FROM INVESTING ACTIVITIES					
Expenditure on oil and gas interests		(2 553 521)	(413 000)	(832 813)	(37 512)
Acquisition of property, plant and equipment		(71 135)	(77 000)	(48 968)	(336)
Proceeds from sale of oil and gas properties		198 947	33 413	-	-
Proceeds from sale of well equipment		28 850	10 000	-	-
Proceeds from sale of property plant and equipment		22 818	-	22 818	-
Prepayment of drilling costs		-	(176 831)	-	-
Net Cash Flows used in Investing Activities		(2 374 041)	(623 418)	(858 963)	(37 848)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares and options		1 801 636	1 030 985	1 801 636	1 030 985
Costs of raising capital		(141 107)	(77 631)	(141 107)	(77 631)
Repayments of borrowings		-	(52 207)	-	(15 787)
Net Cash Flows from Financing Activities		1 660 529	901 147	1 660 529	937 567
NET INCREASE IN CASH HELD		166 659	1 167 246	250 083	601 011
Opening cash brought forward		2 021 484	1 020 213	933 707	332 696
Effects of exchange rate changes on the balance of cash held in foreign currencies		(99 731)	(165 975)	(1 050)	-
Closing cash carried forward	25 (a)	2 088 412	2 021 484	1 182 740	933 707

The statement of cash flows should be read in conjunction with the accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Reporting Framework

The financial report is a general purpose financial report and has been prepared in accordance with the Corporations Act 2001, applicable Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The accounting policies adopted are consistent with those of the previous year unless otherwise specified.

Significant accounting policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

Principles of consolidation

The consolidated financial statements are those of the consolidated entity comprising First Australian Resources Ltd (the company) and each of its controlled entities as defined by AASB1024 'Consolidated Accounts' as from the date the company obtains control until such time as control ceases. A list of controlled entities appears in Note 17.

Where there is a loss of control of a controlled entity the consolidated financial statements include the results for the part of the reporting period during which the company had control.

The accounts of controlled entities are prepared for the same reporting period as the company, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All inter-company balances and transactions, and unrealised profits arising from intra consolidated entity transactions, have been eliminated in full.

Exploration and Development Expenditure

Exploration and evaluation costs are accumulated in respect of each separated area of interest. Such costs are carried forward where they are expected to be recouped through successful development and exploitation of the area of interest or alternatively, by its sale, or where activities in the area of interest have not yet reached a state which permits reasonable assessment of the existence of economically recoverable reserves.

Where it is decided to abandon an area of interest, costs carried forward in respect of that area are written off in full in the year in which the decision is taken with the exception of dry holes drilled in established fields which were expensed as incurred.

Where an area of interest becomes productive these costs are transferred to Capitalised Development Costs and amortised on a unit of production basis.

Each area of interest is reviewed annually to determine whether costs should continue to be carried forward in respect of that area of interest.

Income Tax

Income tax has been brought to account using the liability method of tax effect accounting. The income tax expense or credit shown in the Statement of Financial Performance is represented by the tax on accounting profit or loss after allowing for permanent differences between accounting profit or loss and taxable income or tax loss.

The tax effect of unrecouped exploration expenditure and timing differences, which occur when items are included or allowed for income tax purposes in a different financial period than for accounting purposes, is retained in the deferred income tax liability and future income tax benefit accounts calculated at the tax rates expected to be applied when the expenditure is recouped and/or the differences reverse.

Future income tax benefits relating to timing differences and tax losses are only brought to account where realisation of the benefit can be regarded as being assured beyond reasonable doubt and, for tax losses, when their realisation is virtually certain.

First Australian Resources Limited and its wholly-owned Australian subsidiaries have made the decision to implement the tax consolidation legislation effective as of 1 January 2004. The Australian Taxation Office has not yet been notified of this decision. It will be notified prior to lodgement of the first consolidated tax return for the income tax year ended 30 June 2004.

As a consequence, First Australian Resources Limited as the head entity in the tax consolidated group recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian subsidiaries in this group as if those were its own, in addition to the current and deferred tax amounts arising from its own transactions, events and balances.

Entry into the tax consolidation regime has had no material impact on the 2004 Annual Financial Report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

The policy of the consolidated entity is to carry non-current investments at cost. Where cost exceeds the recoverable amount the investment is written down to its recoverable amount.

Investments which are acquired for share trading purposes and are expected to be traded within twelve months are valued at the lower of cost and recoverable amount and shown as current assets.

Depreciation and Amortisation

Plant and well equipment are carried at cost and are depreciated over their estimated useful lives using the diminishing balance method.

Development costs are capitalised if the well is successful and amortised over the life of the well on a production output basis.

Depreciation is provided on office property, plant and equipment. Depreciation is calculated so as to write off the net cost of each asset during its expected useful life. Depreciation is calculated using various rates, office furniture and equipment is depreciated at 20% p.a. using the diminishing value method, phones at 30% and computers at 40%. Motor vehicles are depreciated at 22.5% using the diminishing value method.

Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method.

Foreign Currency

Foreign Currency transactions are translated to Australian currency at the rate of exchange ruling at the date of the transaction. Current amounts receivable and payable in foreign currencies are translated at the rates of exchange ruling at balance date.

The statement of financial position of integrated overseas controlled entities are translated using the temporal method. The statement of financial performance is translated at a weighted average rate for the year. The translation adjustments are taken directly to the statement of financial performance as exchange gains or losses.

The statement of financial position of overseas controlled entities that are deemed self sustaining are translated using the current rate method and any exchange differences are taken directly to the foreign currency translation reserve.

Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks and money market investments readily convertible to cash within two working days, net of outstanding bank overdrafts.

Cash flows have been allocated among operating, investing and financing activities. These categories appropriately classify the consolidated entity's activities.

Recoverable Amount of Non-Current Assets

Exploration expenditure is capitalised and carried forward in accordance with AASB1022 'Accounting for the Extractive Industries' as detailed in Note 1 above.

Deferred tax assets are carried forward in accordance with AASB1020 'Accounting for Income Tax (Tax-Effect Accounting)' as detailed in Note 1 above.

In accordance with AASB1010 'Recoverable Amount of Non-Current Assets', the carrying value of each asset in each of the non-current classes of assets, except for exploration expenditure, is reviewed by the Directors every six months to determine whether it is in excess of its recoverable amount. Where the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The net cash inflows from the continued use and subsequent disposal of each such asset have been used in determining the recoverable amount of each non-current asset. The relevant cash flows have not been discounted to their present values.

Joint Venture Operations

Interests in joint venture operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of the liabilities incurred in relation to joint ventures and share of any expenses incurred in relation to joint ventures in their respective classification categories.

Leased Assets

Leased assets classified as finance leases are capitalised as fixed assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Capitalised leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are charged as an expense in the period in which they are incurred.



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Provisions made in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of long service leave which are not expected to be settled within twelve months are measured as the present value of estimated future cash outflows to be made by the consolidated entity in respect of services provided up to reporting date.

Employment benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
- other types of employee benefits,

are charged against profits on a net basis in their respective categories.

The contributions made to superannuation funds by entities within the consolidated entity are charged against profits when due. A superannuation scheme is not maintained on behalf of employees.

Whilst options were issued to employees during the year, the issue of these options to employees is not expected to be a recurring event and as such the Company has not developed an employee option plan. The options were issued pursuant to a decision taken at a meeting of the full Board which was ratified by shareholders at our annual general meeting on 19 May 2004.

No accounting entries were made in respect of the options issued to employees until the options are exercised, at which time the cash received from employees and the corresponding issue of shares is recognised in the Statement of Financial Position, as contributed equity.

Going Concern Basis

The accounts have been prepared on a going concern basis which contemplates the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the normal course of business.

Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

Goods And Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

1. Where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
2. For receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables and payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Borrowings

Bank Loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

Receivables

Trade receivables and other receivables are recorded at the amounts due less any allowance for doubtful debts.

Revenue Recognition

Revenue from the sale of oil and gas and disposal of other assets is recognised when the consolidated entity has passed control of the goods or other assets to the buyer. In the case of oil revenue this is at the time of 'lifting'.

Accounts Payable

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

Interest – Bearing Liabilities

Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to acquisition.

2. PROFIT (LOSS) FROM ORDINARY ACTIVITIES

		Consolidated		First Australian Resources Ltd	
		2004	**2003**	**2004**	**2003**
		$	**$**	**$**	**$**
LOSS FROM ORDINARY ACTIVITIES					
Loss from ordinary activities before income tax includes the following items of revenue and expense					
(a) Operating Revenue					
Sales Revenue:					
Oil and gas revenues		2 465 719	2 541 821	-	-
Interest Revenue:					
Interest received or due and receivable:					
- other corporations		78 168	44 809	65 416	40 851
		2 543 887	2 586 630	65 416	40 851
(b) Non-Operating Revenue					
Proceeds from the sale of assets:					
Property, plant and equipment		51 668	10 000	22 818	-
Oil and Gas Properties		198 947	33 413	-	-
		250 615	43 413	22 818	-
		2 794 502	2 630 043	88 234	40 851
(c) Expenses:					
Cost of Goods Sold:					
Direct production costs		580 060	798 141	-	-
Impairment of exploration properties		3 052 933	2 558 585	6 718	2 502 311
Borrowing Costs:					
Interest paid or due and payable					
- other persons/corporations		33 616	35 172	-	-
- on hire purchase contract		2 026	1 576	2 026	1 576
Net bad and doubtful debts:					
Wholly owned controlled entities		-	-	1 463 666	5 578
Cost of non current assets sold:					
Property, plant and equipment		58 784	4 647	19 265	-
Oil and gas properties		125 432	77 087	-	-
Net decrements arising from revaluation of non-current assets:			-		-
Investments		1 250	-		-
Depreciation of non-current assets:					
Property, plant and equipment	2(e)	(5 455)	64 537	22 668	15 616
Amortisation of non-current assets:					
Producing properties		1 178 210	436 468	-	-
Net transfers to provisions:					
Employee benefits		17 423	8 841	17 209	2 643
Operating lease rental expenses:					
Rental expense on operating lease		69 123	86 145	25 571	35 038
Net foreign exchange loss		1 050	283	1 050	283



2. PROFIT (LOSS) FROM ORDINARY ACTIVITIES (continued)

	Consolidated		First Australian Resources Ltd	
	2004	2003	2004	2003
	$	$	$	$
(d) Sales of Assets				
Sales in the ordinary course of business have given rise to the following profits and losses:				
NET PROFITS				
Oil and gas properties	73 515	-	-	-
Property, plant & equipment	-	5 353	3 553	-
NET LOSSES				
Oil and gas properties	-	43 674	-	-
Property, plant & equipment	7 116	-	-	-

(e) During the year the useful lives of mine assets were reviewed and revised by the company. As a result depreciation was adjusted by an amount of $169,038 in the consolidated entity in the current year.

3. CASH ASSETS

	Consolidated		First Australian Resources Ltd	
	2004	2003	2004	2003
	$	$	$	$
Cash at bank	2 088 412	2 021 484	1 182 740	933 707

4. RECEIVABLES

	Consolidated		First Australian Resources Ltd	
	2004	2003	2004	2003
	$	$	$	$
Current				
Trade receivables	410 496	276 520	2 981	3 322
Other receivables	495 246	495 246	495 246	495 246
Less allowance for doubtful debts	(495 246)	(495 246)	(495 246)	(495 246)
	-	-	-	-
Amount owing from controlled entity	-	-	756 324	788 419
Less allowance for doubtful debts	-	-	(756 324)	(788 419)
	-	-	-	-
	410 496	276 520	2 981	3 322
Non-Current				
Unsecured loans to joint venturer	-	145 758	-	145 758
Write-down to recoverable amount	-	(145 302)	-	(145 302)
	-	456	-	456
Unsecured loans to controlled entities	-	-	10 680 992	12 639 730
Write-down to recoverable amount	-	-	(6 262 416)	(7 720 237)
	-	-	4 418 576	4 919 493
	-	456	4 418 576	4 919 949

5. OTHER NON-CURRENT FINANCIAL ASSETS

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Shares in unlisted controlled entities	-	-	4 325 447	4 325 451
Less: write-down to recoverable amount	-	-	(3 319 998)	(3 319 998)
	-	-	1 005 449	1 005 453
Shares in unlisted corporations	-	103 805	-	102 555
Units in unlisted trusts and partnerships	-	71 000	-	71 000
	-	174 805	-	173 555
Less: write-down to recoverable amount	-	(173 520)	-	(173 520)
	-	1 285	-	35
	-	1 285	1 005 449	1 005 488

6. OTHER CURRENT ASSETS

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Prepayments	14 354	180 647	14 354	3 816

7. OIL AND GAS PROPERTIES

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Non-current				
Producing properties				
Capitalised Development Costs				
Balance at 31 December 2003	11 344 649	15 053 642	-	-
Additions	1 268 204	193 888	-	-
Disposals	(566 138)	(277 824)	-	-
Recoverable amount write-downs	(2 577 238)	-	-	-
Net foreign currency exchange differences	(423 780)	(3 625 057)	-	-
Balance at 31 December 2004	9 045 697	11 344 649	-	-
Less: accumulated amortisation				
Balance at 31 December 2003	(5 893 200)	(7 496 221)	-	-
Amortisation expense	(1 178 210)	(436 468)	-	-
Disposals	440 707	200 735	-	-
Recoverable amount write-downs	999 558	-	-	-
Net foreign currency exchange differences	234 589	1 838 753	-	-
Balance at 31 December 2004	(5 396 556)	(5 893 200)	-	-
	3 649 141	5 451 449	-	-
Non-producing properties				
Exploration and evaluation expenditure carried forward at cost (a)				
Balance at 31 December 2003	2 390 077	3 628 134	1 285 607	2 481 656
Additions	1 991 423	1 380 886	246 960	1 306 262
Recoverable amount write downs	(1 475 253)	(2 558 585)	(6 718)	(2 502 311)
Transfers	-	(187)	-	-
Net foreign currency exchange differences	(12 631)	(60 171)	-	-
Balance at 31 December 2004	2 893 616	2 390 077	1 525 849	1 285 607
Other	2 274	2 370	-	-
	6 545 031	7 843 896	1 525 849	1 285 607

(a) The ultimate recoupment of costs carried forward in relation to areas of interest still in the exploration or evaluation phase is dependant on successful development, and commercial exploitation, or alternatively sale of the respective areas.

8. PROPERTY, PLANT AND EQUIPMENT

		Consolidated			First Australian Resources Ltd		
		Plant and Equipment	*Equipment under finance lease*	**TOTAL**	*Plant and Equipment*	*Equipment under finance lease*	**TOTAL**
		$	**$**	**$**	**$**	**$**	**$**
Gross Carrying Amount							
Balance at 31 December 2003		2 076 547	29 100	2 105 647	80 938	29 100	110 038
Additions		157 611	48 557	206 168	27 618	48 557	76 175
Disposals		(155 222)	(29 100)	(184 322)	(39 792)	(29 100)	(68 892)
Recoverable Amount Write Downs		(671 763)	-	(671 763)	-	-	-
Net foreign currency exchange differences resulting from the translation of financial statements of self-sustaining foreign operations		(67 904)	-	(67 904)	-	-	-
Balance at 31 December 2004		1 339 269	48 557	1 387 826	68 764	48 557	117 321
Accumulated Depreciation							
Balance at 31 December 2003		1 842 075	9 085	1 851 160	64 010	9 085	73 095
Disposals		(137 032)	(9 836)	(146 868)	(39 792)	(9 835)	(49 627)
Recoverable Amount Write Downs		(671 763)	-	(671 763)	-	-	-
Depreciation expense	2(e)	(14 467)	9 012	(5 455)	13 656	9 012	22 668
Net foreign currency exchange differences resulting from the translation of financial statements of self-sustaining foreign operations		(56 205)	-	(56 205)	-	-	-
Balance at 31 December 2004		962 608	8 261	970 869	37 875	8 261	46 136
NET BOOK VALUE							
As at 31 December 2003		234 472	20 015	254 487	16 928	20 015	36 943
As at 31 December 2004		376 661	40 296	416 957	30 889	40 296	71 185

The motor vehicle of the company has been purchased under hire purchase agreement and acts as security for the hire purchase liability.

Aggregate depreciation allocated, whether recognised as an expense, or capitalised as part of the carrying amount of other assets during the year.

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Plant and equipment	(14 467)	58 726	13 656	9 815
Equipment under finance lease	9 012	5 811	9 012	5 811
	(5 455)	64 537	22 668	15 616

9. ACCOUNTS PAYABLE AND INTEREST BEARING LIABILITIES

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Current Payables				
Trade payables	434 288	181 565	18 969	8 095
Accruals	47 107	21 872	47 107	21 872
	481 395	203 437	66 076	29 967
Current Interest-bearing liabilities				
Secured loans				
- hire purchase	15 765	11 250	15 765	11 250
- loan facility	-	596 103	-	-
	15 765	607 353	15 765	11 250
Non-current Interest-bearing liabilities				
Secured loans				
- hire purchase	9 761	-	9 761	-
- loan facility	571 836	-	-	-
	581 597	-	9 761	-

The hire purchase liability is secured by a charge over the asset for which the loan was incurred. The remaining loan facility is secured by certain (not all) oil and gas properties. The company, First Australian Resources Ltd, acts as a guarantor on the loan facility.

10. CURRENT PROVISIONS

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Employee benefits	19 535	3 185	19 535	3 185
NON CURRENT PROVISIONS				
Employee benefits	36 193	32 886	32 215	4 910

11. EMPLOYEE BENEFITS

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
The aggregate employee benefit liability recognised and included in the financial statements is as follows:				
Current (note 10)	19 535	3 185	19 535	3 185
Non Current (note 10)	36 193	32 886	32 215	4 910
Accrued wages and salaries (i)	7 571	-	-	-
	63 299	36 071	51 750	8 095
Number of employees at end of financial year	3	3	3	2

(i) Accrued wages and salaries are included in the current trade payables balance as disclosed in Note 9 to the financial report.

12. CONTRIBUTED EQUITY

	Consolidated and First Australian Resources Ltd			
	2004 NUMBER	**2004 $**	**2003 NUMBER**	**2003 $**
(a) Paid up capital				
Ordinary fully paid shares at beginning of year	158 434 323	31 333 803	138 432 861	29 974 171
Transfer from option reserve account		10		537 160
Shares allotted during the year	31 323 360	2 029 835	20 001 462	900 103
Share issue costs		(141 107)		(77 631)
Ordinary fully paid shares at end of year	189 757 683	33 222 541	158 434 323	31 333 803

Fully paid ordinary shares carry one vote per share and the right to dividends.

(b) The following share and option placements were made during the year to raise working capital for the Company.

An allotment of 11,000,000 shares at 6.5 cents per share on 20 January 2004 raising $715,000 before issue expenses.

An allotment of 5,500,000 listed options on 20 January 2004 at no consideration to subscribe for ordinary shares at a price of 7 cents exercisable on or before 31 July 2005.

An allotment of 1,400,000 shares at 9.8 cents on 15 April 2004 pursuant to a contract for the partial acquisition of interests at the Lake Long field in Louisiana having a value of $137,200, together with an allotment of 1,400,000 options at 4.8 cents to subscribe for ordinary shares at a price of 7 cents exercisable on or before 31 July 2005 pursuant to a contract for the partial acquisition of interests at the Lake Long field in Louisiana.

An allotment of 15,900,000 shares at 6.2 cents per share on 17 June 2004 raising $985,800 before issue expenses.

An allotment of 15,900,000 listed options on 17 June 2004 at no consideration to subscribe for ordinary shares at a price of 7 cents exercisable on or before 31 July 2005.

An allotment of 1,600,000 shares at 6.2 cents per share on 30 June 2004 raising $99,200 before issue expenses.

An allotment of 1,600,000 options on 30 June 2004 at no consideration to subscribe for ordinary shares at a price of 7 cents exercisable on or before 31 July 2005.

An allotment of 1,400,000 shares at 6.5 cents on 24 August 2004 pursuant to a contract for the partial acquisition of interests at the Lake Long field in Louisiana having a value of $91,000, together with an allotment of 1,400,000 options at 2.5 cents to subscribe for ordinary shares at a price of 7 cents exercisable on or before 31 July 2005 pursuant to a contract for the partial acquisition of interests at the Lake Long field in Louisiana.

Costs associated with capital raising amounted to $141,107.

A total of 23,360 listed options (faroa) to subscribe for ordinary shares on or before 31 July 2005 were exercised at a price of 7 cents raising $1,635.

An allotment of 8,000,000 unlisted Incentive Options were issued on 16 June 2004 at no consideration to subscribe for ordinary shares at a price of 10 cents on or before 16 June 2007.

(c) At balance date the company had the following options available to be exercised:

105,995,661 listed options (faroa) to subscribe for ordinary shares at 7 cents on or before 31 July 2005.

8,000,000 unlisted options (farai) to subscribe for ordinary shares at 10 cents on or before 16 June 2007.

13. RESERVES

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
(i) Option reserve				
- opening balance	130 882	537 160	130 882	537 160
- options allotted	118 700	130 882	118 700	130 882
- options converted	(10)	-	(10)	-
- options lapsing	-	(537 160)	-	(537 160)
- balance at end of year	249 572	130 882	249 572	130 882

The option premium reserve represents amounts received from option holders. Each option entitles the option holder to convert to one ordinary share at the exercise price of seven cents for July 2005 listed options (faroa).

(ii) Foreign currency translation reserve				
- balance at beginning of year	(1 679 075)	340 218	-	-
- deficit on translation of overseas controlled entity	(266 461)	(2 019 293)	-	-
	(1 945 536)	(1 679 075)	-	-
	(1 695 964)	(1 548 193)	249 572	130 882

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self-sustaining foreign operation and the translation of self-sustaining foreign controlled entities are brought to account by entries made directly to the foreign currency translation reserve, as described in note 1.

14. ACCUMULATED LOSSES

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Balance at beginning of financial year	(20 053 696)	(17 770 568)	(23 325 165)	(20 551 040)
Net Loss	(3 132 116)	(2 283 128)	(2 069 166)	(2 774 125)
Balance at end of financial year	(23 185 812)	(20 053 696)	(25 394 331)	(23 325 165)

15. NON-HEDGED FOREIGN CURRENCY BALANCES

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:				
US Dollars				
Cash assets	943 950	1 087 772	38 282	-
Receivables				
Current	407 516	273 198	-	-
	407 516	273 198	-	-
Payables				
Current	415 319	173 470	-	-
Non-Current	-	-	-	-
	415 319	173 470	-	-
Interest bearing liabilities				
Current	-	596 103	-	-
Non-Current	571 836	-	-	-
	571 836	596 103	-	-

16. EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the financial year end,

(a) A placement of 15,200,000 shares and attaching free options on the basis of one option for every two shares applied for was announced on 11 March 2005 at 8.5 cents per share raising $1,290,000 (before costs).

(b) The entity participated in a gas discovery in Victoria County, Texas and at the date of the report is evaluating the results.

The financial effect of these events noted above has not been recognised.

Other than as stated in this note, the directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the consolidated entity in subsequent financial years.

17. CONTROLLED ENTITIES

Company and Place of Incorporation	Class of Share	Book Value of Investment 2004 $	Book Value of Investment 2003 $	Percentage Held 2004 %	Percentage Held 2003 %
G2Net Pty Ltd (formerly Isim Pty Ltd) (Australia) (i)	Ord	1	1	100	100
Humanot Pty Ltd (formerly Tanua Pty Ltd) (Australia) (i)	Ord	2	2	100	100
Oil Australia Pty Ltd (formerly Plateau Oil and Gas Pty Ltd) (Australia)	Ord	1	1	100	100
First Australian Resources, Inc. (USA)	Ord	1 005 445	1 005 445	100	100
First Australian Resources (PNG) Limited (Papua New Guinea) (ii)	Ord	-	4	-	100
		1 005 449	1 005 453		

(i) These wholly-owned controlled entities have entered into a deed of cross guarantee with First Australian Resources Limited.

(ii) During the financial year the consolidated entity disposed of its 100% ownership interest in First Australian Resources (PNG) Limited, a company incorporated and carrying out oil and gas exploration in Papua New Guinea. The aggregate loss to the company was $4.



18. COMMITMENTS

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Operating lease commitments payable on office premises				
- not later than one year	76 009	51 103	32 988	-
- later than one year but not later than five years	170 665	29 810	98 964	-
	246 674	80 913	131 952	-
Commitments under Hire Purchase agreement on motor vehicle payable				
- not later than one year	17 142	11 576	17 142	11 576
- later than one year but not later than five years	9 999	-	9 999	-
Gross Hire Purchase payments	27 141	11 576	27 141	11 576
Less: unexpired interest	1 615	326	1 615	326
	25 526	11 250	25 526	11 250
Exploration commitments				
- not later than one year	539 631	309 964	160 000	176 095
- later than one year but not later than five years	16 095	16 095	16 095	16 095
	555 726	326 059	176 095	192 190

The operating lease commitments represent payment due for leased premises under a non-cancellable operating lease.

The exploration commitments reflect the minimum expenditure to meet the conditions under which the licences are granted. These commitments may vary from time to time, subject to approval by the grantor of titles or by variation of contractual agreements. The expenditure represents potential expenditure which may be reduced by entering into sale, farmout or relinquishment of the interests and may vary depending upon the results of exploration. The estimate does not include possible expenditures on USA drilling programs as the entity has the right but not obligation to participate in most USA wells. Should expenditure not reach the required level in respect of each area of interest, the consolidated entity's interest could be either reduced or forfeited.

19. CONTINGENT LIABILITIES

The company has guaranteed a loan facility granted to a controlled entity. At balance date the amount guaranteed totalled $571,836. This facility is also secured by a mortgage agreement covering certain but not all of the proved producing wells of First Australian Resources, Inc.

The company has entered into an agreement in which it has provided a guarantee of $17,000 for Sanori Developments Pty Ltd in respect of the rent for the premises. This guarantee is supported by a deposit of $26,618 with Westpac Bank.

A deed of indemnity has been entered into between the company and the wholly owned controlled Australian entities other than Oil Australia Pty Ltd to meet each others liabilities in the event of a winding up.

There are no contingent liabilities arising from service contracts with executives.

20. AUDITORS' REMUNERATION

	Consolidated 2004 $	Consolidated 2003 $	First Australian Resources Ltd 2004 $	First Australian Resources Ltd 2003 $
Amounts receivable or due and receivable by auditors from entities in the consolidated entity or related entities:				
Auditor of the Parent Entity				
Auditing the financial report	24 500	17 000	19 500	17 000
Other services	700	700	700	700
	25 200	17 700	20 200	17 700
Other Auditors				
Auditing the financial report	7 865	11 512	-	-
Other services	-	3 524	-	-
	7 865	15 036	20 200	-
	33 065	32 736	20 200	17 700

21. SPECIFIED DIRECTORS' AND SPECIFIED EXECUTIVES' REMUNERATION

(a) The specified directors and specified executives of the consolidated entity during the year were:

- MJ Evans (Executive Chairman)
- WR Grigor (Non-Executive Director)
- CL Cavness (Non-Executive Director)
- JA Atling (Administration Manager Australia)
- R Adessa (Administration Manager USA)

(b) Specified directors' and specified executives' remuneration

The entity does not have a remuneration committee however the remuneration of specified directors and specified executives is dealt with at full board level. The broad policy calls for executives to be remunerated on terms that are competitive with those offered by entities of a similar size within the same industry. Packages are reviewed annually by the executive chairman. As an exploration entity, performance outcomes are uncertain, notwithstanding endeavour. As such remuneration packages are not linked to profit performance. Present policy is to reward successful performance via incentive options that are priced on market conditions at the time of issue.

2004

	Primary		Post Employment	Equity	Total
Name	Salary/Fee $	Other Benefits $	Super $	Options $	$
Evans	199 091	27 655	19 909	125 000	371 655
Grigor	17 500	-	1 575	37 500	56 575
Cavness	14 459	-	-	25 000	39 459
Adessa	67 044	5 853	-	12 500	85 397
Atling	69 999	-	6 300	-	76 299
Total	368 093	33 508	27 784	200 000	629 385

21. SPECIFIED DIRECTORS' AND SPECIFIED EXECUTIVES' REMUNERATION (continued)

(c) Incentive Options Granted as Remuneration

2004

Director	Vested No.	Granted No.	Grant Date	Value at Grant Date	Expiry date	Exercise Price	Fair Value Received
MJ Evans	5 000 000	5 000 000	17.06.04	2.5 cents	17.06.07	10 cents	-
WR Grigor	1 500 000	1 500 000	17.06.04	2.5 cents	17.06.07	10 cents	-
CL Cavness	1 000 000	1 000 000	17.06.04	2.5 cents	17.06.07	10 cents	-
R Adessa	500 000	500 000	17.06.04	2.5 cents	17.06.07	10 cents	-

These Options were granted to Directors and executives in accordance with a resolution of shareholders at the Annual General Meeting held on 19 May 2004. Option valuation amounts shown above have been calculated using the Black-Scholes Model with regard to and in accordance with ASIC guidance.

These options carry no voting rights and no rights to dividends.

The model assumes an option life of three years, volatility of 87% and interest risk free rate of 5%. Although a value is ascribed and included in total Directors' and Executives' Remuneration, it should be noted that this amount has not actually been received and may have no financial value unless the options achieve their exercise price. On the date of grant of the options the ordinary shares were trading at 5.7 cents and would need to increase in value by more than 75% in order for the Options to reach the exercise price of 10 cents.

(d) Executive share options

In accordance with a decision of the board of directors, as approved by shareholders at an annual general meeting held on 19 May 2004, a number of options were granted to specified directors and a specified executive. Details of these options are set out in the table below.

Executive share options	2004 No:	2003 No:
Balance at beginning of the financial year	-	7 500 000
Granted during the financial year (i)	8 000 000	-
Exercised during the financial year	-	-
Lapsed during the financial year	-	7 500 000
Balance at the end of the financial year	8 000 000	-

(i) Granted during the financial year

2004 Options - Series	No	Grant Date	Expiry/exercise date	Exercise Price $	Fair Value Received $
Issued 17 June 2004	8 000 000	17/6/04	16 June 2007	0.10	-

(e) Options exercised during the financial year

There were no options exercised during the financial year by executives or directors.

(f) Lapsed options

There were no director or executive options which lapsed during the year.

21. SPECIFIED DIRECTORS' AND SPECIFIED EXECUTIVES' REMUNERATION (continued)

Executive share options carry no rights to dividends and no voting rights.

In accordance with the terms of the executive share options, options issued during the year ended 31 December 2004 vest at the date of their issue.

In accordance with the terms of the executive share options, options may be exercised at any time from the date of their issue to the date of their expiry.

The difference between the total market value of options issued during a financial year, at the date of issue, and the total amount received from executives and employees is not recognised in the financial statements except for the purposes of determining directors' and executives' remuneration in respect of that financial year as disclosed in note 21 to the financial statements. The amounts are disclosed in remuneration in respect of the financial years over which the entitlement was earned.

Consideration received on the exercise of executive options is recognised in contributed equity. During the financial year $nil (2003: $nil) was recognised in contributed equity arising from the exercise of executive options.



22. INCOME TAX

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Loss	(3 132 116)	(2 283 128)	(2 069 166)	(2 774 125)
(a) The prima facie tax on profit (loss) is reconciled to the income tax expense in the financial statements as follows:				
Prima facie income tax expense/(benefit) at 30% on the operating profit (loss) before income tax (2003 - 30%)	(939 635)	(684 938)	(620 750)	(832 237)
Impairment of oil and gas properties	840 851	824 776	2 015	750 693
Provision for diminution in receivable	-	-	439 100	-
Future income tax benefit not recognised	98 784	-	179 635	81 544
Future income tax benefit not previously recognised now brought to account	-	(139 838)	-	-
Income tax benefit attributable to operating loss	-	-	-	-

The Company and the consolidated entity has future income tax benefits (calculated at 30%) attributable to tax losses of approximately $2,799,652 (2003: $2,799,652) and $5,612,087 (2003: $5,620,603) which have not been brought to account as assets as recoverability is not regarded as virtually certain.

The benefit of these tax losses will only be realised if:

(a) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit to be realised;

(b) the consolidated entity continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. This legislation, which includes both mandatory and elective elements, is applicable to the company.

At the date of this report the directors have decided to implement the tax consolidation legislation and intend to notify the Australian Taxation Office of this decision.

As a consequence First Australian Resources Limited, as the head entity in the tax consolidation group, will recognise current and deferred tax amounts relating to transactions, events and balances of the wholly owned Australian controlled entities group in the future financial statements as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement will be recognised separately by First Australian Resources Limited as tax-related amounts receivable or payable. The impact on the income tax expense and results of First Australian Resources Limited is unlikely to be material because of the tax sharing agreement and is not expected to have a material impact on the consolidated assets and liabilities and results.

The financial effect of the legislation has not been recognised in the financial statements for the year ended 31 December 2004.

23. RELATED PARTY TRANSACTIONS

(a) The specified directors and specified executives of the consolidated entity during the year were:

- MJ Evans (Executive Chairman)
- WR Grigor (Non-Executive Director)
- CL Cavness (Non-Executive Director)
- JA Atling (Administration Manager Australia)
- R Adessa (Administration Manager USA)

Transactions with the directors of the consolidated entity

Fees of $30,000 were paid to Far East Capital Limited in which Mr Grigor has an interest, for the provision of financial advice and public relations representation based on normal terms and conditions. Fees of $8,157 were paid to Mr Cavness for legal services at normal commercial rates.

Transactions of specified directors, specified executives and personally related entities concerning shares or share options

(a) Fully Paid Ordinary Shares

	Balance 1/1/04	Received on Exercise of Options	Net Other Change	Balance 31/12/04
Specified Directors				
MJ Evans	1 459 500	-	700 000	2 159 500
WR Grigor	6 261 628	-	1 000 000	7 261 628
CL Cavness	150 000	-	-	150 000
Specified Executives				
JA Atling	5 068 750	-	(75 175)	4 993 575
R Adessa	-	-	-	-

(b) Options Expiring 31 July 2005

	Balance 1/1/04	Received on Exercise of Options	Net Other Change	Balance 31/12/04
Specified Directors				
MJ Evans	145 950	-	600 000	745 950
WR Grigor	1 069 412	-	1 000 000	2 069 412
CL Cavness	15 000	-	(15 000)	-
Specified Executives				
JA Atling	506 550	-	(330 550)	176 000
R Adessa	-	-	-	-

Controlling Entity

The parent entity in the consolidated entity is First Australian Resources Ltd.

Both the ultimate parent entity and the ultimate Australian entity in the wholly owned group is First Australian Resources Limited.

Related party balances are disclosed in note 4 of the financial report.

24. SEGMENT REPORTING

Segment Information

During the year the consolidated entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons. Geographically, the group operates in the United States of America, Australia, China and is in the process of winding up its Papua New Guinea operations. Offices are maintained in Australia and in the USA where operations comprise the operations of First Australian Resources, Inc.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year there were no changes in segment accounting policies that had a material effect on segment information. Segment results, assets and liabilities are classified in accordance with their use within geographic segments regardless of legal entity ownership.

2004	Australia $	USA $	China $	PNG $	Eliminations $	Consolidated $
Revenue						
Oil and gas sales	-	2 465 719	-	-	-	2 465 719
Other revenue	88 234	239 382	1 167	-	-	328 783
Inter-segment revenue	-	-	-	-	-	-
Total Segment revenue	88 234	2 705 101	1 167	-	-	2 794 502
Segment Result	(2 070 840)	(1 058 212)	(1 466 730)	-	1 463 666	(3 132 116)
Non Current Segment Assets Acquired	316 417	2 528 064	(866 558)	-	-	1 977 923
Segment Assets	8 221 139	6 616 310	61 826	-	(5 424 025)	9 475 250
Segment Liabilities	1 191 665	9 805 197	1 574 938	-	(11 437 315)	1 134 485
Depreciation and Amortisation Expense	22 668	1 150 087	-	-	-	1 172 755
Other non cash expenses	1 535 603	1 594 997	1 467 205	-	(1 463 666)	3 134 139

2003	Australia $	USA $	China $	PNG $	Eliminations $	Consolidated $
Revenue						
Oil and gas sales	-	2 541 821	-	-	-	2 541 821
Other revenue	40 851	47 371	-	-	-	88 222
Inter-segment revenue	-	-	-	-	-	-
Total Segment revenue	40 851	2 589 192	-	-	-	2 630 043
Segment Result	(2 774 524)	490 907	(710)	(4 378)	5 577	(2 283 128)
Non Current Segment Assets Acquired	(1 195 713)	176 170	43 975	-	-	(975 568)
Segment Assets	8 190 087	7 385 249	928 384	1	(5 924 946)	10 578 775
Segment Liabilities	1 097 201	9 628 730	974 766	2 574 313	(13 428 149)	846 861
Depreciation and Amortisation Expense	15 616	485 283	-	-	-	500 899
Other non cash expenses	1 204 563	189 369	-	-	(5 577)	1 388 355

25. STATEMENT OF CASH FLOWS

	Consolidated		First Australian Resources Ltd	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
(a) Reconciliation of Cash				
Cash balance comprises:				
Cash at bank	2 088 412	2 021 484	1 182 740	933 707
(b) Reconciliation of the Profit (Loss) from ordinary activities after Tax to the Net Cash Flows from Operations				
Operating profit (loss) after tax	(3 132 116)	(2 283 128)	(2 069 166)	(2 774 125)
Non-cash items:				
Depreciation of property, plant and equipment	(5 455)	64 431	22 668	15 616
Amortisation of oil and gas projects	1 178 210	436 468	-	-
Impairment of oil and gas properties	3 052 933	2 558 585	6 718	2 502 311
Provision for employee benefits	19 657	8 841	20 019	2 643
Unrealised foreign exchange loss	1 050	283	1 050	283
Profit on sale of property plant and equipment	7 116	(5 353)	(3 553)	-
Loss on sale of oil and gas properties	(73 515)	43 674	-	-
Write-down of inter company loan receivables	-	-	1 463 666	5 578
Exchange rate changes of working capital	(459 269)	50 227	-	(63 282)
Changes in assets and liabilities:				
Receivables	(133 976)	51 994	341	(2 086)
Other assets	166 293	(89 015)	(10 538)	1 767
Creditors	259 243	52 510	17 312	12 587
Net cash flows from operating activities	880 171	889 517	(551 483)	(298 708)

(c) Bank Facility

The Company's wholly owned subsidiary, First Australian Resources, Inc. has a US loan facility with the American National Bank. The amount actually available under the facility depends upon the borrowing base which was last evaluated at US$650,000. The amount utilised at 31 December 2004 was US$445,288 (AUD$571 836).

(d) Non-cash financing and investing activities

During the financial year the consolidated entity purchased interests in producing oil and gas properties with an aggregate fair value of $330,400. This acquisition was financed by the issuance of shares and options as disclosed in Note 12 and is not reflected in the statement of cash flows.



26. EARNINGS PER SHARE

	2004 Cents per share	2003 Cents per share
Basic earnings per share (loss)	(1.74)	(1.47)
Diluted earnings per share (loss)	(1.74)	(1.47)

Basic Earnings per Share

The earnings and weighted average number of ordinary shares used in the calculation of the basic earnings per share are as follows:

	2004 $	2003 $
Earnings (a)	(3 132 116)	(2 283 128)
	No.	No.
Weighted average number of ordinary shares (b)	180 279 021	155 090 788
	$	$
(a) Earnings used in the calculation of basic earnings per share is net profit (loss) from ordinary activities after related income tax expense	(3 132 116)	(2 283 128)

(b) The employee and listed options are considered to be potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. Where dilutive, potential ordinary shares are included in the calculation of diluted earnings per share (refer below)

Diluted Earnings per Share

The earnings and weighted average number of ordinary and potential ordinary shares used in the calculation of diluted earnings per share are as follows:

	2004 $	2003 $
Earnings (a)	(3 132 116)	(2 283 128)
	No.	No.
Weighted average number of ordinary shares (b) and (c)	180 279 021	155 090 788

(a) Earnings used in the calculation of basic earnings per share reconciles to net profit in the statement of financial performance as follows

	2004 $	2003 $
Net profit (loss) from ordinary activities after Related income tax expense	(3 132 116)	(2 283 128)

26. EARNINGS PER SHARE (continued)

(b) The weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:		
	No.	No.
Weighted average number of ordinary shares used in the calculation of basic EPS	180 279 021	155 090 788
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of the diluted EPS	180 279 021	155 090 788

(c) The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted EPS.

	No.	No.
$0.07 July 2005 listed options (faroa)	105 995 661	79 469 021
$0.10 June 2007 unlisted options	8 000 000	-
	113 995 661	79 469 021

Information Concerning the Classification of Securities

Details relating to the options are set out in note 12.

27. INTERESTS IN JOINT VENTURE OPERATIONS

The consolidated entity has an interest in the following material joint venture operations, whose principal activities are oil and gas production and/or exploration.

	Percentage of Output Interest	
	2004	2003
NAME	%	%
Carnarvon Basin WA254P	10.71	10.71
Canning Basin EP104	8.00	8.00
China Beibu Gulf Block 22/12	5.00	5.00

The consolidated entities interests in assets employed in the above joint venture operations are detailed below. The amounts are included in the financial statements under their respective asset categories.

	Consolidated	
	2004	2003
	$	$
Current Assets		
Receivables	-	-
Non-Current Assets		
Oil and Gas properties	1 587 675	2 213 991
	1 587 675	2 213 991

The expenditure commitments relating to exploration noted in note 18 represent principally the Consolidated entity's share of obligatory expenditures.



28. FINANCIAL INSTRUMENTS

(a) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates.

2004

	Original Currency	Average Interest Rate %	Variable Interest $	Financial Instruments		Total $
				Fixed Interest Rate $	Non Interest Bearing $	
Financial Assets						
	AUD	5.33	1 182 740	-	-	1 182 740
Cash	USD	1.49	905 672	-	-	905 672
			2 088 412	-	-	2 088 412
Receivables	AUD	-	-	-	2 981	2 981
	USD		-	-	407 515	407 515
		-	-	-	410 496	410 496
			2 088 412	-	410 496	2 498 908
Financial Liabilities						
Payables	AUD	-	-	-	66 076	66 076
	USD	-	-	-	415 319	415 319
			-	-	481 395	481 395
Bank Loans (e) **below	USD	5.4	571 836	-	-	571 836
Finance Leases & Hire Purchase (e)** below	AUD	7.6	-	25 526	-	25 526
Employee Benefits	AUD	-	-	-	63 299	63 299
			571 836	25 526	544 694	1 142 056
Net Financial Assets			1 516 576	(25 526)	(134 198)	1 356 852

(b) The consolidated entity does not enter into or trade derivative financial instruments.

(c) The carrying amount of financial assets and liabilities represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1.

(d) The consolidated entity does not have any significant credit risk exposure to any counter party.

(e) ** All items in the table are for less than one year with the exception of the bank loan of $571 836 which has a maturity date of 30 November 2006 and a finance lease which has a maturity date of 31 July 2006, a portion of which ($9 761) is therefore payable between 1 and 5 years.

28. FINANCIAL INSTRUMENTS (continued)

2003

	Original Currency	Average Interest Rate %	Variable Interest $	Financial Instruments Fixed Interest Rate $	Financial Instruments Non Interest Bearing $	Total $
Financial Assets						
	AUD	4.69	933 707	-	-	933 707
Cash	USD	2.5	1 087 777	-	-	1 087 777
			2 021 484	-	-	2 021 484
Receivables	AUD	-	-	-	3 322	3 322
	USD	-	-	-	273 198	273 198
			-	-	276 520	276 520
Other non-current financial assets		-	-	-	1 285	1 285
			2 021 484	-	277 805	2 299 289
Financial Liabilities						
Payables	AUD	-	-	-	29 967	29 967
	USD	-	-	-	173 470	173 470
			-	-	203 437	203 437
Bank Loans	USD	5.25	596 102	-	-	596 102
Finance Leases & Hire Purchase	AUD	7.95	11 250	-	-	11 250
Employee benefits	AUD	-	-	-	36 071	36 071
			607 352	-	239 508	846 860
Net Financial Assets			1 414 132	-	38 297	1 452 429



29. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company has commenced transitioning its accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards ("A-IFRS"). The consolidated entity has allocated internal resources after initial dialogue with expert consultants and will conduct impact assessments and isolate key areas in-house that will be impacted by the transition to A-IFRS. As a result of these procedures the company has assessed the materiality of these assessments and allocated resources accordingly.

As the Company has a 31 December year end, an opening IFRS balance sheet is being prepared in accordance with A-IFRS as at 1 January 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the Company prepares its first fully A-IFRS compliant financial report for the year ended 31 December 2005.

This financial report has been prepared in accordance with Australian generally accepted accounting practice ('A-GAAP'). The differences between A-GAAP and A-IFRS identified as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. The differences have not yet been quantified; accordingly, there can be no assurance that the financial performance and financial position as disclosed in this report would be materially different if determined in accordance with A-IFRS.

Accounting for Exploration and Evaluation

There is no material change under the new AASB6 "Exploration for and Evaluation of Mineral Resources" compared to the consolidated entity's current accounting policies for Exploration and Evaluation.

Impairment of Assets

Presently, non-current assets are written down to recoverable amount when the asset's carrying amount exceeds recoverable amount. Historically, although not mandated, the consolidated entity has considered discounted cash flows in determining the recoverable amount of its non-current assets.

Under A-IFRS (AASB136), both current and non-current assets, including property, plant and equipment previously excluded (as they were measured on the fair value basis), are tested for impairment. In addition, A-IFRS has a more prescriptive impairment test, and requires discounted cash flows to be used where value in use is used to assess recoverable amount. Consequently, on adoption of A-IFRS, a further impairment of certain assets may need to be recognised, thereby decreasing opening retained earnings and the carrying amount of assets – the consolidated entity has not yet determined the impact, if any, of any further impairment which may be required. It is not practicable to determine the impact of the change in accounting policy for future financial reports, as any impairment or reversal thereof will be affected by future conditions.

Accounting for Income Taxes

Under AASB112 "Income Taxes" the Company is required to use a balance sheet method which calculates temporary timing differences based on the carrying value of the entity's assets and liabilities in the Statement of Financial Position and their associated tax bases.

The calculation is performed for each tax jurisdiction and the net deferred tax liability, after taking into account any associated tax losses, is recognised. A deferred tax asset will only be recorded if its realisation is probable.

This is a change from the current accounting policy, under which deferred tax balances are recorded using the income statement method. Items under this method are only tax effected if they are included in the pre-tax accounting profit or loss and/or taxable income or loss.

Accounting for Rehabilitation and Restoration Cost

Under AASB116 "Property, Plant and Equipment" the estimated costs of dismantling and removing an asset and restoring the site should be included in the cost of the asset to the extent that it is recognised as a provision under AASB137 "Provisions, Contingent Liabilities and Contingent Assets". AASB137 requires the liability, both initially and subsequently, to be measured at the amount required to settle the present obligation at the balance sheet date, reflecting a current market-based discount rate. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the future rehabilitation and restoration obligations are not yet known.

29. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Classification of Financial Instruments

Under AASB139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of five categories which will in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost, held to maturity – measured at amortised cost, held for trading – measured at fair value with fair value changes charged to net profit or loss, available for sale – measured at fair value with fair value changes taken to equity and non-trading liabilities – measured at amortised cost. This will result in a change in the current accounting policy that does not classify financial instruments. Current measurement is at amortised cost. The current policy is to recognise any gain or loss on a financial instrument only when it is realised. The future financial effect of this change in accounting policy is not yet known as the classification and measurement process has not yet been fully completed.

Hedge Accounting

Under AASB 139 Financial Instruments: Recognition and Measurement in order to achieve a qualifying hedge, the entity is required to meet the following criteria:

- Identify the type of hedge – fair value or cash flow;
- Identify the hedged item or transaction;
- Identify the nature of the risk being hedged;
- Identify the hedging instrument;
- Demonstrate that the hedge has and will continue to be highly effective; and
- Document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

Whilst the entity does not currently hedge, should the company elect to do so this will result in a change in the entity's current accounting policy which applies hedge accounting to forward sales of oil and gas which are not recognised until the hedge is settled. Under AASB 139 these hedges will be designated as cash flow hedges and the deferred gain or loss on the hedge will be recognised in equity.

Share Based Payments

Share-based compensation forms part of the remuneration of employees of the consolidated entity (including executives) as disclosed in the notes to the financial statements. The consolidated entity does not presently recognise an expense for any share-based compensation granted. Under A-IFRS (AASB2 Share Based Payments), the consolidated entity will be required to recognise an expense for such share-based compensation.

The recognition of the expense will decrease the consolidated entity's opening retained earnings on initial adoption of A-IFRS and increase share capital by the same amount for the share-based payments issued after 7 November 2002 but not vested before 1 January 2005. Similar impacts will also occur in future periods, however, quantification of the impact on equity and in the income statement of the existing share options granted as remuneration has not been completed at the reporting date.

The directors declare that:

a) The attached financial statements and notes thereto comply with Accounting Standards;

b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

c) In the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

At the date of this declaration, the company is within the class of companies affected by ASIC Class Order 98/1418. The nature of the deed of cross guarantee is such that each company which is party to the deed guarantees to each creditor payment in full of any debt in accordance with the deed of cross guarantee.

In the directors' opinion, there are reasonable grounds to believe that the company and the companies to which the ASIC Class Order applies, as detailed in note 17 to the financial statements will, as a group, be able to meet any obligations or liabilities to which they are, or may become, subject to the deed of cross guarantee.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the Directors



Michael J Evans
Director

PERTH, 23 March 2005

Deloitte

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Woodside Plaza
Level 14
240 St. Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent audit report to the members of First Australian Resources Limited

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both First Australian Resources Limited (the company) and the consolidated entity, for the financial year ended 31 December 2004 as set out on pages 30 to 61. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of First Australian Resources Limited is in accordance with:

(a) the Corporations Act 2001, including:

   (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2004 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU



LEANNE KARAMFILES
Partner
Chartered Accountants
Perth, 23 March 2005

SHAREHOLDING

(a) As at 9 March 2005 First Australian Resources Ltd had an issued capital of 189,757,683 ordinary shares held by 2,561 shareholders.

(b) Distribution of Shareholders (9 March 2005)

Spread of Shares	No of Fully Paid Shareholders
1 - 1,000	374
1,001 - 5,000	400
5,001 - 10,000	342
10,001 - 100,000	1,127
100,001 - & over	318
	2,561

(c) Holding Less than a marketable parcel — 774

(d) The percentage of holding of the twenty largest holders is: — 27.85%

(e) Substantial Shareholders who have notified the Company as at 9 March 2005

No notifications are presently held by the Company

(f) Top Twenty Shareholders as at 9 March 2005

Name	Number of Shares Held	% Issued Capital
Gregorach Pty Ltd	7,382,428	3.89
Brian Williams & Valerie Williams	5,500,000	2.90
St Mellions Inc	4,050,000	2.13
Commodity Traders (NZ) Ltd	3,824,089	2.02
Link Traders (Aust) Pty Limited	3,300,000	1.74
Bruce Birnie Pty Ltd	3,139,563	1.65
Foxique Pty Ltd	2,260,000	1.19
Citicorp Nominees Pty Limited	2,256,650	1.19
Comsec Nominees Pty Limited	2,174,652	1.15
James Riner	2,036,364	1.07
Nefco Nominees Pty Ltd	2,000,000	1.05
Tevlo Pty Ltd	1,979,500	1.04
Raymond Pruser	1,950,563	1.03
Tour Holdings Pty Ltd	1,830,000	0.96
Angle Star Limited	1,728,800	0.91
William Douglas Goodfellow	1,710,000	0.90
Douglas Grant & Sharon Grant	1,500,000	0.79
ANZ Nominees Limited	1,480,010	0.78
Yatesbury Pty Ltd	1,440,000	0.76
Obena Ridge Pty Limited	1,325,000	0.70
	52,867,709	

Representing (27.85%)

(g) Voting Rights

Each shareholder is entitled to one vote per ordinary share.

OPTIONHOLDING
31 July 2005 Options

(a) As at 9 March 2005 First Australian Resources Ltd had 105,995,661 options exerciseable at 7 cents if exercised on or before the expiry date of 31 July 2005 held by 2,207 optionholders.

(b) Distribution of Optionholders

Size of Holding	Number of Optionholders
1 - 1,000	1,071
1,001 - 5,000	596
5,001 - 10,000	148
10,001 - 100,000	225
100,001 - & over	167
	2,207

(c) The top 20 Optionholders held: 39.19%

(d) Top Twenty Optionholders as at 9 March 2005

Name	Number of Options Held	% Issued Options
Tricom Nominees Pty Ltd	3,950,000	3.73
Alfred Markovic	3,310,138	3.12
Gregorach Pty Ltd	3,250,492	3.07
Commodity Traders (NZ) Ltd	2,902,509	2.74
Raymond William Pruser	2,758,556	2.60
Stephen Thomas Jessop	2,440,000	2.30
Herman James Hain	2,407,704	2.27
Bushy Lane Projects Pty Ltd	2,226,983	2.10
Comsec Nominees Pty Limited	2,157,964	2.04
Steven H Dunn Investments Pty Ltd	1,936,000	1.83
Anna Carina Pty Ltd	1,600,000	1.51
William Douglas Goodfellow	1,571,000	1.48
Eric Jon Greening	1,550,000	1.46
Stig Hakan Hellsing	1,530,000	1.44
Toni Craigie	1,515,000	1.43
Hubert Jaminon & Christine Alcock	1,500,000	1.42
Beira Pty Limited	1,482,112	1.40
Jurgen Lytko & Jiraphan Lytko	1,233,000	1.16
Julie Ann Grigor	1,200,000	1.13
Paul Sutton	1,033,456	0.96
	41,554,914	

FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293
First Floor, 87 Colin Street
West Perth, Western Australia, 6005
Telephone: (61-8) 9322 3939
Facsimile: (61-8) 9322 5116
Internet web site: www.far.com.au